Filed Pursuant to Rule 424(b)(3)
File No. 333-131373

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 30, 2006

PROSPECTUS SUPPLEMENT

(To prospectus dated January 30, 2006)

13,892,810 Shares

Common Stock

This is a public offering of our common stock. The Nasdaq Stock Market, Inc. is selling 7,000,000 shares and our stockholders are selling 6,892,810 shares of Nasdaq common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

The shares of our common stock are quoted on The Nasdaq National Market under the symbol “NDAQ.” On January 27, 2006, the last sale price of our shares as reported on The Nasdaq National Market was $43.55 per share.

We have agreed to sell up to approximately 371,400 shares in this offering in a directed share program to members of National Association of Securities Dealers, Inc. (“NASD”) under a prior agreement between us and NASD.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-14 of this prospectus supplement.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders(1)	$	$

(1)    We will pay the underwriting discount for the shares that we sell. NASD will pay the underwriting discount for shares being sold by selling stockholders (including shares sold by NASD), and accordingly any such selling stockholder (other than NASD) will receive the public offering price. NASD and Nasdaq will pay the underwriting discount for the shares we expect to sell under the directed share program and purchasers under the directed share program will pay the public offering price less the underwriting discount.

The underwriters may also purchase up to an additional 1,041,960 shares from us and up to an additional 1,041,961 from NASD, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2006.

Merrill Lynch & Co.	JPMorgan	Credit Suisse

Thomas Weisel Partners LLC

Citigroup

Friedman Billings Ramsey

Keefe, Bruyette & Woods

Sandler O’Neill & Partners, L.P.

The date of this prospectus supplement is                     , 2006.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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About This Prospectus Supplement and the Accompanying Prospectus

This prospectus supplement and the accompanying prospectus include market share and industry data that we obtained from industry publications and surveys, reports of governmental agencies and internal company surveys. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on the most currently available market data. For market comparison purposes, data in this prospectus supplement and the accompanying prospectus for initial public offerings or IPOs of companies in the United States is based on data provided by Thomson Financial, which does not include best efforts underwritings and Nasdaq has chosen to exclude closed-end funds, therefore, may not be comparable to other publicly-available initial public offering data. Data in this prospectus supplement and the accompanying prospectus for secondary offerings is also based on data provided by Thomson Financial. Data in this prospectus supplement and the accompanying prospectus for new listings of equity securities on The Nasdaq Stock Market is based on data generated internally by Nasdaq, which includes best efforts underwritings. Data in this prospectus supplement and the accompanying prospectus for trading activity by average daily share volume of the QQQ is provided by FactSet Research Systems, Inc. and Bloomberg L.P. While we are not aware of any misstatements regarding industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement.

Trademarks

ACES®, Market Intelligence Desk®, MarketSite®, Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 Index Tracking Stock®, Nasdaq Biotechnology Index®, Nasdaq Canada®, Nasdaq Composite®, Nasdaq National Market®, Nasdaq Workstation II®, QQQ®, SuperMontage®, The Nasdaq Stock Market® and Nasdaq Europe Planning® are registered service/trademarks of The Nasdaq Stock Market, Inc. Nasdaq InternationalSM, Nasdaq EuropeSM, Nasdaq JapanSM, Nasdaq GlobalSM, Nasdaq International Market InitiativesSM, NIMISM, Automated Confirmation Transaction ServiceSM, ACTSM, CAESSM, Level 1 ServiceSM, Mutual Fund Quotation ServiceSM (MFQSSM), Nasdaq Corporate Services NetworkSM, Nasdaq Market CenterSM, Nasdaq Quotation Dissemination ServiceSM (NQDSSM), The Nasdaq Capital MarketSM, INETSM and the logos identifying Nasdaq indexes and products are service/trademarks of The Nasdaq Stock Market, Inc.

Forward Looking Statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus supplement and the documents incorporated by reference herein contain these types of statements. We make these statements directly in this prospectus supplement and in the documents filed with the SEC that are incorporated by reference in this prospectus. Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	our operating results may be lower than expected;

•	our ability to implement our strategic initiatives and any consequences from our pursuit of our corporate strategy;

•	competition, economic, political and market conditions and fluctuations, including interest rate risk;

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•	government and industry regulation; or

•	adverse changes that may occur in the securities markets generally.

In connection with our acquisition of Instinet Group Incorporated, or Instinet, owner and operator of the INET ECN, and the concurrent sale of Instinet’s institutional brokerage business to an affiliate of Silver Lake Partners, L.P., factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: (i) expected cost savings and other synergies from the acquisition cannot be fully realized or realized within the expected time frame; (ii) costs or difficulties related to the integration of the INET ECN and/or the separation and sale of Instinet’s institutional brokerage business are greater than expected; (iii) revenues following the acquisition are lower than expected; (iv) regulatory changes occur that affect the integration; and (v) general economic conditions are less favorable than expected.

Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the uncertainty and any risk resulting from such uncertainty in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement. Readers should carefully review this prospectus supplement and the accompanying prospectus in their entirety, including, but not limited to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” financial statements and the accompanying notes thereto, and the pro forma financial statements and accompanying notes thereto, all of which are incorporated by reference, and the risks described in “Risk Factors.” Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information related to our business. Since it is a summary, this section may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including the “Risk Factors” section. You should also read our “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” financial statements and the accompanying notes and the pro forma financial statements and accompanying notes, all of which are incorporated by reference, before making an investment decision.

Overview

We are a leading provider of securities listing, trading and information products and services. Our revenue sources are diverse and include revenues from transaction services, market data products and services, listing fees and financial products. We operate The Nasdaq Stock Market, the largest electronic equity securities market in the United States, both in terms of number of listed companies and traded share volume. As of December 31, 2005, we were home to over 3,200 listed companies with a combined market capitalization of over $3.8 trillion. We also operate The Nasdaq Market Center, which provides market participants with the ability to access, process, display and integrate orders and quotes for stocks listed on The Nasdaq Stock Market and other national securities exchanges. Transactions involving 363.3 billion equity securities were executed on or reported to our systems in 2005, 14% higher than the 319.1 billion in 2004. We manage, operate and provide our products and services in two business segments, our Issuer Services segment and our Market Services segment.

On December 8, 2005, we completed our acquisition of the INET ECN. We acquired INET because we believe it will enable us to enhance our premier electronic equities market and will provide superior execution opportunities for our customers. We have begun the process of integrating the INET trading platform with our operations. In the fourth quarter of 2006, we expect to complete the migration of The Nasdaq Market Center to INET’s high performance and low cost trading platform. We believe this will enable us to compete more effectively for trade executions in NYSE- and Amex-listed securities and to deliver increased capabilities demanded by our customers. By the end of 2006, we believe that the INET acquisition will begin to accrete to stockholders, primarily as a result of technology cost savings and other synergies, including cost savings from operating a combined trading platform, reduced clearing and settlement expenses, reduced occupancy, compensation and benefits costs and increased market data revenues. As a result of the INET acquisition, we expect to be able to compete more effectively against higher cost, less electronic hybrid exchanges. We expect that a successful migration to the INET platform will result in an increase in the number and range of buy orders and sell orders in non-Nasdaq-listed securities quoted through The Nasdaq Market Center. This migration may also enhance our ability to compete against these exchanges for the listings of securities. We also believe the additional liquidity arising from the INET acquisition will lead to additional trade execution and trade reporting revenue.

We believe that our industry is entering a period of transition across global markets for various financial products. We believe that our past acquisition experience positions us to strategically enter new markets that complement our core competencies, build upon the Nasdaq brand name and advance our technology both in the United States and abroad. Furthermore, we believe our successful integration of Brut’s electronic trading systems enhances our ability to successfully integrate INET and extract cost savings through the elimination of corporate and systems redundancies.

Issuer Services.    Our Issuer Services segment includes our securities listings business and our financial products business. The companies listed on The Nasdaq Stock Market represent a diverse array of industries, including information technology, financial services, healthcare, consumer products and industrials. During 2005, 126 initial public offerings listed on The Nasdaq Stock Market, raising approximately $12.3 billion in equity capital. During this period, Nasdaq had 55 more IPOs than our nearest competitor. In each of the past 21 years, Nasdaq has secured more IPOs than any of its competitors.

We also develop and license financial products and associated derivatives, including the QQQ, which is an exchange traded fund, or ETF, based on the Nasdaq-100 Index. The Nasdaq-listed QQQ is one of the most actively traded ETFs in the world and the most actively traded listed equity security in the United States. We have also introduced financial products based on other Nasdaq indices, including the Nasdaq Composite Index and the Nasdaq Biotechnology Index. We believe that these products leverage, extend and enhance the Nasdaq brand. In addition, we generate revenues by licensing and listing third-party structured products and third-party sponsored ETFs.

Market Services.    Our Market Services segment includes our transaction-based business and our market information services business. The Nasdaq Market Center is our transaction-based platform that provides our market participants with the ability to access, process, display and integrate orders and quotes and enabled our customers to execute trades in over 7,700 equity securities as of December 31, 2005. The Nasdaq Market Center allows us to route and execute buy and sell orders as well as report transactions for Nasdaq-, NYSE- and Amex-listed securities, providing fee-based revenues. Average daily share volume in Nasdaq-listed securities was 1.81 billion shares in 2004 and 1.80 billion shares in 2005.

We also generate revenues by providing varying levels of quote and trade information to market participants and to data vendors, who in turn sell subscriptions for this information to the public. Our systems enable vendors to gain direct access to our detailed order data, index information, mutual fund pricing information and corporate action information on Nasdaq-listed securities.

INET Acquisition and Integration

We expect to complete the integration of INET in the fourth quarter of 2006. We believe the integration will significantly improve our efficiency and technology and allow us to compete more effectively in other markets. We also believe that the integration of INET will result in cost and revenue synergies. By the end of 2006, we believe that the INET acquisition will begin to accrete to stockholders, primarily as a result of technology cost savings and other synergies, including cost savings from operating a combined trading platform, reduced clearing and settlement expenses, reduced occupancy, compensation and benefits costs and increased market data revenues.

Key benefits that we expect from the INET acquisition include:

•	Lower cost trading system. We plan to migrate The Nasdaq Market Center to INET’s technologically advanced, fast, reliable and lower cost trading system in the fourth quarter of 2006. This migration to INET’s existing trading system will accelerate our transition to a lower cost system.

•	Highly scalable technology platform. The INET platform is readily positioned to take advantage of new rules, such as Regulation NMS, that favor automated trading systems over traditional, manual securities exchanges. We also believe that our market model, together with INET’s tested and market accepted technology, will successfully compete against other proposed, but untested, hybrid trading systems that combine an existing manual trading floor with a new electronic trading platform. In addition, because the INET platform is highly scalable, we believe that we are well-positioned to handle increased transaction volumes at low incremental costs.

•

Reduced expenses.    We anticipate incurring pre-tax charges of between $60.0 million and $70.0 million in 2006 principally related to the INET acquisition and also related to our continuing efforts to reduce operating expenses and improve the efficiency of our operations. We expect to have reduced sales, administrative and overhead expenses after we eliminate significant overlapping operations and headcount.

•	Increased liquidity for securities listed on Nasdaq, NYSE and Amex. Under Regulation NMS, all trades must be executed at the best available price. Market participants are more likely to get the best price when their orders are exposed to a larger number of buyers and sellers. The INET acquisition will create deeper pools of liquidity for NYSE- and Amex-listed securities as well as Nasdaq-listed securities. This increased liquidity should result in reduced volatility in stock prices and increase the likelihood that Nasdaq will have the best price and depth for buyers and sellers. We believe that the depth and liquidity that we offer benefits our existing customers as it attracts additional customers, who, in turn, provide further liquidity for all our customers. We believe that we have a significant opportunity to capture additional trading volume in non-Nasdaq-listed securities.

•	Increased market data fees. Before the acquisition, INET reported its trades in Nasdaq-listed securities to a regional exchange and we were required to share a portion of our data fee revenue related to those trades with the regional exchange. INET recently began reporting all trades to us, therefore, we no longer are required to share the data fee revenue from INET.

•	Reduced clearing and settlement costs. We expect that consolidation of transaction activity from The Nasdaq Market Center and INET onto one platform will generate savings on clearing and settlement costs.

•	Competitive advantage on listings. We expect the INET acquisition to enhance our ability to compete for the listing of securities. We believe that companies consider the depth, liquidity and trading patterns in deciding where to list their securities. By creating the largest single alternative pool of liquidity for non-Nasdaq-listed securities through the INET acquisition, we hope to encourage additional companies to switch their listings to The Nasdaq Stock Market.

•	Greater market information based on increased liquidity. We expect increased liquidity as a result of the INET acquisition will generate a broader set of market information that we can use to create new and more comprehensive market data products.

Cost Reductions

We have taken significant steps to grow our business and enhance our competitive position, including developing fast, reliable and scalable systems, focusing on maintaining an efficient cost structure, designing a competitive pricing strategy for our products and services consistent with our regulatory obligations and pursuing acquisitions designed to yield cost savings through technology and corporate synergies. We have successfully reduced technology costs, eliminated non-core products, scaled back our workforce and consolidated our real estate facilities and operations. We continue to migrate our technology operations to fewer, scalable, less expensive non-proprietary platforms. The INET integration will accelerate our migration to a low-cost trading platform and will result in significant additional operating synergies.

As a result of our cost reduction steps, we reduced our total direct expenses from continuing operations from $585.1 million in 2002 to $430.8 million in 2004, or approximately 26.4%. During the first nine months of 2005, we have further reduced total direct expenses from continuing operations by approximately $45.1 million or 14.1%, from $320.7 million for the first nine months of 2004 to $275.6 million. During 2004, we incurred incremental pre-tax expenses of approximately $62.6 million in connection with taking actions to improve our operational efficiency. We incurred $37.1 million and $17.9 million of similar expenses for the first nine months of 2004 and 2005, respectively. In addition, 2005 results include a $7.4 million loss recorded on the restructuring of the $240 million subordinated convertible notes in connection with the financing of the INET acquisition.

We believe that our actions position us to compete aggressively in all aspects of our business, to improve profits and to grow in future periods. We plan to continue to rationalize our business activities and generate additional cost savings by managing our expense base and aggressively pursuing additional operating efficiencies once we complete the integration of INET. We believe that the INET integration will provide additional opportunities for cost reductions and synergies.

Our Competitive Strengths

We believe our principal competitive strengths include:

Highly Liquid and Efficient Market.    We offer our customers a highly liquid and efficient market to execute transactions. Trade executions by The Nasdaq Market Center are extremely fast, typically within 0.3 of a second. As we integrate our systems onto the INET platform, we expect our average execution speeds to become faster. We believe that our trade execution speeds are significantly faster than those offered by competing floor-based exchanges and comparable to or faster than that of many competing exchanges and ECNs. We also believe that our average trade execution fee per share is the most competitive in the industry. Further, we believe fully electronic trading could have significant speed and cost advantages to investors over trading systems that switch between automatic and slower manual trading, such as the hybrid trading systems proposed by the NYSE and Amex and may result in opportunities for us to increase our share of trading in non-Nasdaq-listed securities.

Experience in Integrating Businesses.    We actively pursue strategic acquisitions and alliances to strengthen our current business, enter new markets that complement our core competencies, build upon the Nasdaq brand name and advance our technology. Since the Brut acquisition, we eliminated corporate redundancies, created a virtual combined order book with The Nasdaq Market Center and extended a number of Brut technology enhancements to our trading platform. We believe that our experience in combining electronic trading systems enhances our ability to successfully integrate INET and extract cost savings through the elimination of corporate and systems redundancies.

Strong Brand and Reputation.    We believe that we have built a trusted brand name among market participants, institutions and public companies. The Nasdaq Stock Market is recognized as a premier listing venue for stock-based equity securities. Some of the companies that list on our market include Ameritrade, Amgen, Apple, Comcast, Dell, Google, Intel, Microsoft, Staples, Starbucks and Yahoo!. Additionally, in 2005, Cadence Design Systems and Charles Schwab switched their listings to Nasdaq from the NYSE. In 2005, Sears switched its listing to Nasdaq from the NYSE as a result of its merger with Kmart. Our marketing, promotional and public relations activities are designed to further strengthen our brand name and differentiate us as the market for growth companies and industry leaders and to promote the unique services available to our listed companies.

Effective Use of Technology and Innovation.    We believe that our transaction speed throughput and system reliability provides us with a competitive advantage, which will be enhanced as we migrate to the INET platform. We expect to migrate The Nasdaq Market Center to INET’s technologically advanced, fast, reliable and lower cost trading system in the fourth quarter of 2006. We also leverage our technology to provide innovative services that address the needs of the marketplace such as the Opening Cross and Closing Cross. The Opening Cross and Closing Cross further establish us as the reference point for trading in Nasdaq-listed securities, which has drawn liquidity to our market at the opening and closing times and has the potential to draw additional liquidity to our market during the trading day. We intend to introduce the Nasdaq intraday cross in 2006, which will provide customers and investors with a highly efficient and accurate single price at specific times during the trading day, resulting in an enhanced ability to discover larger pools of liquidity. The introduction of the intraday cross will serve as a further illustration of our advanced technology and our position as an industry innovator. We believe that our current order technology allows market participants to utilize a number of complex, self-executing order types. We further believe the NYSE’s proposed hybrid trading system will have limited, self-executing order technology that will continue to require a floor broker to execute more complex order types.

Diverse and Recurring Sources of Revenue.    Our revenue sources are diverse and include revenues from transaction services, market data product and services, listing fees and financial products. For the first nine months of 2005, we derived 73.1% of our revenues from our Market Services segment and 26.9% of our revenues from our Issuer Services segment. For the first nine months of 2005, we derived 56.9% of our gross margin from our Market Services segment and 43.1% of our gross margin from our Issuers Services segment. Following our acquisition of INET, we expect that our gross margins from Market Services will grow relative to our Issuers Services segment. Our Issuer Services segment provides us with recurring revenue streams in the form of listing fees from our approximately 3,200 issuers, and licensing fees for products such as those based on the Nasdaq-100 Index, including QQQ. Our Market Services segment delivers real-time quote and trade data to investors through our extensive network of vendors, including recurring revenues from market data products and services. Following the integration of INET, we will remain a company with diverse revenue streams where the majority of our revenue will be derived from recurring revenue sources not dependent on daily trading volume, including revenues from issuer fees, market data subscription fees, port and connection fees and certain licensing fees.

Strong and Effective Regulation.    We are charged by the U.S. Securities and Exchange Commission, or the SEC, and U.S. securities laws with maintaining a fair and orderly market for the benefit of investors. We work to fulfill this obligation in several ways. We have arranged with NASD, a self-regulatory organization with over 60 years of experience, to provide regulatory oversight that is separate from our market operations. Additionally, we operate a real-time market surveillance program to quickly identify problems for referral to NASD. We also maintain a compliance-monitoring and enforcement program with respect to our requirements for initial and continued listing, including all our corporate governance listing standards. We believe that our reputation for corporate governance and regulatory integrity benefits investors, strengthens the Nasdaq brand and attracts companies seeking to list their stock as part of their initial public offerings. The INET acquisition will expand the regulatory protections of our market model to INET’s operations.

Strong and Innovative Management Team.    Our strong and dedicated management team, led by President and Chief Executive Officer Robert Greifeld, has extensive experience in equity markets and technology and has been involved in numerous acquisitions within the financial technology and financial services industries. Our nine executive officers have an aggregate of approximately 160 years of experience in the financial services industry. Through their leadership, we have successfully focused our business and rapidly enhanced our competitive position. We believe our management team has demonstrated an ability to innovate and respond effectively to market opportunities.

Our Growth Strategy

We intend to grow our business by employing the following strategies:

Continue to Enhance our Competitive Position.    We are committed to continuing to streamline and enhance our systems and to developing new proprietary data products with fast time-to-market and flexible formats. Our competitive pricing strategy, which provides volume discounts for high-volume users of our trade execution services, encourages large market participants to use The Nasdaq Market Center. We believe that our average trade execution fee per share is the most competitive in the industry.

We also believe that the technology synergies we expect to derive from the INET acquisition will enable us to maintain our low-cost pricing structure and aggressively compete in trading non-Nasdaq-listed securities and that our fast electronic trading systems may take market share from the slower, more expensive floor-based exchanges and hybrid exchanges.

We are continuously reviewing our operations to identify additional opportunities for cost reduction consistent with our regulatory obligations.

In addition, we believe that the recently adopted Regulation NMS may have some positive implications for us. We believe that we will not incur material operating or development costs in bringing our systems into compliance with Regulation NMS. We believe that this contrasts with some of our floor-based competitors who may be required to incur costs and risks in creating new hybrid trading systems. We also believe that provisions in Regulation NMS that protect orders displayed on electronic execution systems by prohibiting executions at inferior prices by any market, exchange or broker/dealer may force orders to be routed to alternative pools of liquidity such as Nasdaq. Additionally, we believe increased electronic trading in listed securities will result in increased average daily trading volumes as trading becomes fully automated.

Expand Our Leadership in the Listings Business.    We intend to aggressively compete for new listings to capture a substantial portion of initial public offerings. Of the 241 IPOs on U.S. equity markets during 2004, 148, or 61%, chose to list on The Nasdaq Stock Market, raising approximately $15 billion in equity capital. Of the 213 IPOs on U.S. equity markets during 2005, 126, or 59%, chose to list on The Nasdaq Stock Market, raising approximately $12.3 billion in equity capital. We intend to generate additional listings by persuading companies to switch to The Nasdaq Stock Market from other listing venues because listing fees and liquidity on our market compare favorably with those of other listing venues. For example, our maximum annual listing fee of $75,000 is significantly lower than the NYSE’s maximum annual listing fee of $500,000. To the extent we gain new listings (whether from IPOs or as a result of switches from another listing venue), we will increase our listings revenues and increase the number of companies listed on The Nasdaq Stock Market, and may increase our quoting, reporting and trading revenues.

Pursue Strategic Acquisitions and Alliances.    Our industry is in a period of transition across markets for various financial products on a global basis. This transition is progressing rapidly, as demonstrated by the recent strategic transactions and potential transactions in our industry. We regularly explore and evaluate strategic acquisitions and alliances, including assessing rating agency and regulatory implications, among other things, both in the United States and abroad, some of which could be material. We intend to pursue acquisitions and alliances with the objective of strengthening our current business and advancing our technology. In addition, we continue to evaluate implications of strategic transactions involving other industry participants both in the United States and abroad. Our acquisitions of INET and Brut are part of this strategy. We believe that the successful integration of Brut’s facilities and technology into our operations demonstrates our ability to successfully execute this strategy. While we continue to explore and evaluate strategic opportunities, which could evolve quickly, there can be no assurance whether we will enter into any strategic transactions and if so, on what terms.

Additionally, we have made and intend to continue to pursue strategic acquisitions and alliances that will allow us to provide our listed companies with additional products and services, enter new markets that complement our core competencies and build upon the Nasdaq brand name. Recent examples of these transactions include:

•	our pending acquisition of Shareholder.com, a firm specializing in shareholder communications and investor relations intelligence services;

•	our acquisition of Carpenter Moore Insurance Services, Inc., an insurance brokerage firm specializing in management liability; and

•	entering into a joint venture with Reuters to form Independent Research Network, which was formed to aggregate multiple, independent research providers to procure and distribute equity research on behalf of under-covered companies to increase the market’s understanding of a company’s fundamental prospects.

For a discussion of risks associated with these and any other future acquisitions or strategic transactions, including risks associated with the level of required financing, the impact on our stock price and demands on management, see “Risk Factors.”

Continue to Develop Our Products and Services and Increase Our Penetration.    We will continue to enhance our existing products and services and develop new products and services to meet the evolving demands of our customers in a dynamic marketplace while at the same time reducing our operating expenses. We will also aggressively seek to increase our share of trading in NYSE-, Amex- and Nasdaq-listed securities and broaden our customer base by enhancing The Nasdaq Market Center through competitive pricing, new product offerings (like the Opening Cross and Closing Cross) and through the INET and Brut acquisitions. These recent acquisitions have increased our liquidity, which we believe enhances the value of our market data products and the attractiveness of listing on Nasdaq.

Exchange Registration

On January 13, 2006, the SEC approved our application for registration as a national securities exchange. We believe that we will benefit from exchange registration for the following reasons:

•	We will no longer have to share revenue from certain proprietary products that are currently part of an unlisted trading privileges plan, or UTP Plan, with certain other exchanges.

•	NASD will no longer have voting control over us and we will be able to more clearly establish our separate identity.

•	As a result of exchange registration, we will separate our regulated exchange activities from our other business operations through our adoption of a holding company corporate structure.

We will begin operating as an exchange once we satisfy certain conditions specified by the SEC. Although we expect to satisfy these conditions by the second quarter of 2006, some of these conditions require action by third parties and others require approval by the SEC. Accordingly, we can give no assurances that we will begin operating as an exchange in a timely manner.

Recent Developments

Our net income for the full year 2005 was $61.7 million and our net income for the fourth quarter 2005 was $17.1 million. Full year and fourth quarter results include the INET operations following the completion of the INET acquisition on December 8, 2005. Full year net income applicable to common stockholders was $55.1 million. Net income applicable to common stockholders for the fourth quarter 2005 was $16.1 million. The net income per share on a basic and diluted basis was $0.68 and $0.57, respectively, for the full year and $0.20 and $0.15, respectively, for the fourth quarter 2005. Gross margin (revenues less cost of revenues) for the full year 2005 was $526.0 million. Gross margin for the fourth quarter 2005 was $138.6 million. For the fourth quarter 2005, gross margin of our Market Services segment increased primarily from INET activity, increases in market share of trade executions and market subscriptions users and a change in the amount shared under the Nasdaq general revenue sharing program. Offsetting these increases were declines in the subscriber base for access services legacy products, which have been discontinued. Additionally, our Issuer Services segment revenue increased for 2005 primarily due to an increase in annual listing fees implemented in 2005 and to revenues from the Nasdaq Insurance Agency, including from the acquisition of Carpenter Moore. Total expenses were $412.3 million for the full year 2005 and $105.4 million for the fourth quarter 2005. For the full year and fourth quarter 2005, results were positively impacted by lower operating expenses from corporate-wide cost reduction programs.

Included in both 2005 full year and fourth quarter results are the following:

•	net pre-tax charges of $20.0 million for the full year and $2.1 million in the fourth quarter relating to our continuing efforts to reduce operating expenses and improve the efficiency of our operations, as well as fourth quarter charges associated with the acquisition and integration of INET. Excluding the release of the sub-lease reserve described below, total pre-tax charges taken during the full year 2005 and the fourth quarter 2005 were $32.1 million and $14.2 million, respectively. These charges include:

•	Workforce Reductions—charges of $4.6 million in the year and $2.7 million in the fourth quarter for severance and outplacement costs.

•	Real Estate—a net benefit of $5.4 million in the year and $9.8 million in the fourth quarter as part of our real estate consolidation plans, resulting from the fourth quarter release of a previously recorded sublease loss reserve. This includes the fourth quarter 2005 release of a $12.1 million sublease loss reserve recorded in the third quarter 2004 since this space will now be used to support INET operations.

•	Technology Review—depreciation and amortization expenses of $20.8 million in the year and $9.2 million in the fourth quarter associated with our technology review, in which we changed the estimated useful life of some assets and changed the terms on some operating leases as we migrate to lower cost operating platforms and processes.

•	a one-time $7.4 million pretax charge related to our debt restructuring in the second quarter 2005.

Corporate Information

We are incorporated in Delaware. Our executive offices are located at One Liberty Plaza, New York, New York, 10006 and our telephone number is (212) 401-8700. Our web site is http://www.nasdaq.com. Information contained on our web site is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered by us	7,000,000 (8,041,960 if the underwriters exercise their overallotment option in full)

Common stock offered by the selling stockholders	6,892,810 (7,934,771 if the underwriters exercise their overallotment option in full)

Shares outstanding after the offering	90,148,909 (91,190,869 if the underwriters exercise their overallotment option in full)

Use of proceeds

We plan to use the proceeds of this offering to redeem our Series C cumulative preferred stock for approximately $106 million, including accrued and unpaid dividends and a make-whole premium, and use the remainder for general corporate purposes, including acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders (including NASD).

Risk factors

See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Listing	Our common stock currently trades on The Nasdaq National Market under the ticker symbol “NDAQ.”

Unless we indicate otherwise, all information in this prospectus supplement:

•	assumes 83,148,909 shares outstanding as of December 31, 2005; and

•	excludes:

•	up to 453,406 shares of restricted stock issued to our employees and directors pursuant to equity compensation awards;

•	up to 12,112,103 shares of common stock issuable upon the exercise of options granted to our employees and directors, of which 5,316,755 were exercisable as of December 31, 2005 at a weighted average exercise price of $10.30;

•	up to approximately 30.7 million shares of common stock issuable upon the conversion of our 3.75% convertible subordinated notes due October 2012 currently owned by Hellman & Friedman Capital Partners IV, L.P., or Hellman & Friedman, and Silver Lake Partners, or SLP, at a conversion price of $14.50 per share, which will not be freely transferable before September 8, 2006;

•	up to approximately 5.0 million shares of common stock issuable upon the exercise of warrants granted to Hellman & Friedman and SLP, at an exercise price of $14.50 per share, which will not be freely transferable before September 8, 2006; and

•	up to approximately 0.1 million shares of common stock issued upon the exercise of warrants granted to Softbank Corp. at an exercise price of $16.00 per share.

At NASD’s request, we have provided our stockholders who purchased warrants to purchase shares of our common stock in our 2000 and 2001 private placements and exercised those warrants by December 31, 2005 with the opportunity to sell those shares in this public offering. The maximum number of shares which these stockholders have indicated an interest in selling in this offering is 3,386,743. Participation will be subject to meeting eligibility requirements and completing satisfactory documentation. To the extent that our stockholders elect to sell shares in this offering based on this opportunity, we will amend this prospectus supplement to incorporate each selling stockholder’s name, amount and nature of beneficial ownership, number of shares being offered, percentage of beneficial ownership and any other applicable material information. Several of the underwriters and/or their affiliates are eligible to participate in this opportunity and have elected to do so. See “Principal and Selling Stockholders.” NASD will pay the underwriting discount for shares being sold by such persons in this public offering.

We have agreed to sell up to approximately 371,400 shares in this offering through a directed share program to NASD members under the terms of a prior agreement between us and NASD. These shares will be offered at the public offering price less the underwriting discount.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The table below contains summary historical financial and operating data of our company. The summary historical financial data as of and for the years ended December 31, 2002, 2003 and 2004 was derived from our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical financial data as of and for the nine months ended September 30, 2004 and 2005 was derived from our unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical financial data does not reflect the INET acquisition, which was consummated on December 8, 2005, and is reflected in our pro forma financial statements and related notes which are incorporated by reference. This historical financial and operating information may not be indicative of our future performance. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data.

The summary financial data should be read together with our consolidated financial statements and the related notes, pro forma financial statements and related notes from our Current Report on Form 8-K/A filed with the SEC on January 27, 2006 and “Management’s Discussion and Analysis,” which are incorporated by reference in this prospectus supplement and the accompanying prospectus:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except per share amounts)
Statements of Income Data(1)
Revenues
Market Services	$581,774	$383,715	$334,517	$218,361	$453,390
Issuer Services	203,969	204,186	205,821	153,935	166,748
Other	1,411	1,944	103	91	206

Total revenues	787,154	589,845	540,441	372,387	620,344
Cost of revenues(2)	—	—	55,845	9,177	232,961

Gross margin	787,154	589,845	484,596	363,210	387,383
Total direct expenses	585,131	492,745	430,825	320,716	275,629
Elimination of non-core product lines, initiatives and severance(3)	—	97,910	—	—	—
Nasdaq Japan impairment loss	15,208	(5,000)	—	—	—
Support costs from related parties, net	74,968	61,504	45,588	34,293	31,311

Total expenses	675,307	647,159	476,413	355,009	306,940

Operating income (loss)	111,847	(57,314)	8,183	8,201	80,443
Net income (loss) from continuing operations	65,021	(45,112)	1,804	3,931	44,544
(Loss) income from discontinued operations, net of tax(4)	(21,893)	(60,335)	9,558	—	—

Net income (loss)	$43,128	$(105,447)	$11,362	$3,931	$44,544
Preferred stock(5):
Loss on exchange of securities	—	—	(3,908)	—	—
Dividends declared	—	(8,279)	(8,354)	(7,350)	(2,506)
Accretion of preferred stock	(9,765)	—	(926)	—	(3,047)

Net income (loss) applicable to common stockholders	$33,363	$(113,726)	$(1,826)	$(3,419)	$38,991

(footnotes on following page)

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except per share amounts)
Basic and diluted net earnings (loss) per share:
Basic net earnings (loss) per share:
Continuing operations	$0.66	$(0.68)	$(0.14)	$(0.04)	$0.49
Discontinued operations	(0.26)	(0.77)	0.12	—	—

Total basic net earnings (loss) per share	$0.40	$(1.45)	$(0.02)	$(0.04)	$0.49

Diluted net earnings (loss) per share:
Continuing operations	$0.66	$(0.68)	$(0.14)	$(0.04)	$0.42
Discontinued operations	(0.26)	(0.77)	0.12	—	—

Total diluted net earnings (loss) per share	$0.40	$(1.45)	$(0.02)	$(0.04)	$0.42

	As of December 31,			As of September 30, 2005
	2002	2003	2004
				(unaudited)
	(in thousands)
Balance Sheet Data(1)
Cash and cash equivalents and investments available-for- sale(6)	$423,588	$334,633	$233,099	$514,651
Total assets(7)	1,175,914	851,254	814,820	1,113,238
Total long-term liabilities(7)(8)	636,210	452,927	449,941	648,490
Total stockholders’ and mezzanine equity(7)	270,872	160,696	156,563	215,417

	Year Ended December 31,
	2002	2003	2004	2005
Other Data
Average daily share volume in Nasdaq-listed stocks (in billions)	1.75	1.69	1.81	1.80
Percentage of share volume reported to Nasdaq systems(9)	89.3%	67.0%	51.3%	57.0%
Initial public offerings	46	54	148	126
Secondary offerings	149	190	233	222
New listings(10)	121	134	260	269
Number of listed companies(11)	3,659	3,333	3,271	3,208

(1)	Certain prior period amounts have been reclassified to conform with the 2005 presentation.

(2)	Beginning with the acquisition of Brut on September 7, 2004, pursuant to the Emerging Issues Task Force (“EITF”) of the Financial Account Standards Board (“FASB”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” (“EITF 99-19”), Nasdaq recorded execution revenues from transactions executed through Brut on a gross basis in revenues and recorded expenses such as liquidity rebate payments as cost of revenues as Brut acts as principal. Prior to the second quarter of 2005, Nasdaq’s other execution revenues were reported net of liquidity rebates as Nasdaq does not act as principal. However, during and since the second quarter of 2005 under Nasdaq’s new Limitation of Liability Rule, Nasdaq, subject to certain caps, provides compensation for losses due to malfunctions of the order-execution systems of The Nasdaq Market Center. Therefore, pursuant to EITF-99-19, Nasdaq has recorded all execution revenues from transactions executed through The Nasdaq Market Center on a gross basis in execution and trade reporting revenues and has recorded liquidity rebate payments as cost of revenues as Nasdaq now has certain risk associated with trade execution subject to rule limitations. This rule change in fact was made on a prospective basis beginning April 1, 2005, as required under U.S. generally accepted accounting principles (“GAAP”). This rule change did not have a material impact on the consolidated financial position or results of operations of Nasdaq in the second or third quarters of 2005.

(3)	Reflects expenses in connection with our strategic review.

(4)	Reflects losses related to our disposal of Nasdaq Europe and IndigoMarkets.

(5)	The Series A Cumulative Preferred Stock carried a 7.6% dividend rate for the year commencing March 2003 and carried a 10.6% dividend rate in all subsequent years. On September 30, 2004, NASD waived a portion of the dividend for the third quarter of 2004 of $2.5 million and accepted an aggregate amount of $1.0 million (calculated based on an annual rate of 3.0%) as payment in full of the dividend for this period. On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock accrues quarterly dividends at an annual rate of 3.0% for all periods until July 1, 2006 and at an annual rate of 10.6% for periods thereafter. We recognized a loss of $3.9 million in the exchange of preferred securities in retained earnings in the Condensed Consolidated Balance Sheets in the fourth quarter of 2004. This loss was due to the differences between the combined fair market value of the Series C Cumulative Preferred Stock and additional dividend ($137.7 million) versus the redemption value ($133.8 million) of the Series A Cumulative Preferred Stock. On April 21, 2005, we and NASD entered into a Stock Repurchase and Waiver Agreement whereby NASD consented to the financing used in connection with the INET acquisition. In exchange for the waiver, Nasdaq repurchased 384,932 shares of its Series C Cumulative Preferred Stock owned by NASD for approximately $40.0 million. We expect to redeem all remaining Series C Preferred Stock with a portion of the proceeds from this offering.

(6)	Increase in cash and cash equivalents and investments available-for-sale at September 30, 2005, compared with December 31, 2004, was primarily due to proceeds received from the issuance of $205.0 million in convertible notes in April 2005 which was held in a restricted cash account and used in the INET acquisition.

(7)	Includes continuing and discontinued operations.

(8)	Increase in long-term liabilities at September 30, 2005, compared with December 31, 2004, was primarily due to the issuance of $205 million of debt in connection with the financing of the INET acquisition. Long-term liabilities does not include the Company’s borrowing under a $750.0 million senior term loan facility in December 2005.

(9)	Consists of all trades in Nasdaq-listed securities reported to The Nasdaq Market Center as well as INET activity since December 8, 2005.

(10)	Includes initial public offerings, including those completed on a best efforts basis, and listings that switched from other listing venues.

(11)	Number of listed companies as of period end.

RISK FACTORS

An investment in our common stock is subject to risks and uncertainties. You should carefully consider the following risk factors and all other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. These risks could result in the loss of all or part of your investment.

If we do not integrate INET’s operations successfully, we may not realize the benefits we expect to derive from the acquisition.

We paid $934.5 million in cash to acquire the INET ECN, subject to post-closing adjustments. We also have incurred significant costs in connection with the acquisition. We have started the process of integrating INET’s business with ours, and we anticipate incurring between $60.0 million and $70.0 million of pre-tax charges in 2006, principally related to the INET acquisition as well and also related to our continuing efforts to reduce operating expenses and improve the efficiency of our operations. The integration involves consolidating products, highly-complex technology, operations and administrative functions of two companies that previously operated separately. If we are unable to do this successfully, then we may not achieve the projected efficiencies, synergies and cost savings of the transaction. Key risks related to the integration include:

•	Timing. The integration could take longer than planned and be subject to unanticipated difficulties and expenses. Any expenses could, particularly in the near term, offset or exceed the anticipated cost savings we expect to derive from the INET acquisition.

•	Technology. We are planning to migrate our existing trading systems to INET’s platform. We may face unforeseen difficulties in achieving the migration, which could impose additional obstacles to completing the migration and could result in adverse consequences to our operations or could lead to us not achieving the synergies we anticipate.

•	Management diversion. The demand placed on the time of our management team in managing the INET integration may adversely affect the operation of our existing businesses.

•	Loss of business relationships. We may not be able to retain business relationships with suppliers and customers of INET. In particular, when we combine the books of the Nasdaq Market Center, Brut and INET, we may lose some of the business that we enjoyed when we operated the books separately.

•	Personnel losses. We may lose key INET personnel, including technology personnel.

•	Cultural changes. Employees in the acquired organization may be resistant to change and may not adapt well to our corporate culture.

Our high leverage limits our financial flexibility.

We incurred $750.0 million of senior term loan debt, entered into a $75.0 million revolving credit facility, although we had not yet drawn down any proceeds under the revolving credit facility as of December 31, 2005, and issued $205.0 million of convertible notes to pay for our recent acquisition of INET, bringing our total debt as of December 31, 2005 (and without giving effect to the use of proceeds received by Nasdaq from this offering) to $1,192.4 million. This significant leverage may:

•	impair our ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures, or other purposes;

•	reduce funds available to us for our operations and general corporate purposes or for capital expenditures as a result of the dedication of a substantial portion of our consolidated cash flow from operations to the payment of principal and interest on our indebtedness;

•	place us at a competitive disadvantage compared with our competitors with less debt;

•	increase our vulnerability to a downturn in general economic conditions; and

•	curtail our flexibility to respond to changing economic or competitive conditions or to make acquisitions.

In addition, our credit facility covenants restrict our ability to grant liens, incur additional indebtedness, pay dividends, sell assets, make certain payments, conduct transactions with affiliates and merge or consolidate, and our convertible notes contain a covenant restricting our ability to incur senior debt.

We may not be able keep up with rapid technological and other competitive changes affecting our industry.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products and changing customer demands. If the INET platform fails to work as expected, our business would be negatively affected. In addition, our business, financial condition and operating results may be adversely affected if we cannot successfully develop, introduce, or market new services and products or if we need to adopt costly and customized technology for these services and products. In addition, our failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in other product development efforts, could have a material adverse effect on our business, financial condition and operating results.

We must adapt to significant competition in our listing business.

We face significant competition in our listing business from other exchanges. Historically, the NYSE has been our largest competitor, and we have competed with them primarily for listings of larger domestic and international companies. However, with the NYSE’s planned acquisition of Archipelago, the competitive landscape is changing, and the merged exchange may seek listings of small to mid-size companies, in direct competition with our listing business, a market in which neither exchange previously had as much success. The NYSE recently decreased the maximum annual fee to list by 50% from $1 million to $500,000, which makes its fees more competitive compared to our maximum annual fee of $75,000. Also, it is likely that after the merger, Archipelago will use the NYSE brand to offer low-cost listings. If we are required to lower our listing fees in response, it could have an adverse effect on our operating results. In addition, on occasion, issuers may transfer their listings from Nasdaq to other venues. Significant transfers could have a material adverse effect on our financial results.

Declines in the IPO market have an adverse effect on our revenues.

Stagnation or decline in the IPO market impacts the number of our new listings on The Nasdaq Stock Market, and thus our related revenues. We recognize revenue from new listings on a straight-line basis over an estimated six-year service period. As a result of the decline in the IPO market from 2000-2002, our deferred revenues associated with those years will be lower than our recent deferred revenue associated with the years immediately preceding that period. Our new IPO listings fell from 148 in 2004 to 126 in 2005.

The Sarbanes-Oxley Act, commonly known as SOX, may dampen IPO activity. SOX requires Nasdaq and other U.S. markets and exchanges to impose corporate governance requirements on all listed companies. Additionally, Section 404 of SOX requires all of our listed companies to complete an internal control audit, which many companies find to be burdensome and costly. SOX has particularly received a significant amount of focus among international companies. International exchanges, such as the London Stock Exchange, or LSE, and Deutsche Börse are not required to impose these requirements on their listed companies and, as a result, are becoming more significant competitors, particularly for international issuers. The LSE’s “AIM” market, which has minimal listing standards, has recently received significant attention as an alternative listing venue. We may have trouble attracting and maintaining listings of foreign based companies in light of this competition.

Losses in listings to a combined NYSE and Archipelago could cause a reduction in revenues in both our Issuer Services and Market Services segments.

While the reduction in initial listings or the loss of one or more large issuers could decrease listing revenues for our Issuer Services segment, it could cause an even more significant decrease in revenues from our Market Services segment, to the extent that we derive revenues from the quoting, reporting and trading of those issuers’ securities. If the combined NYSE/Archipelago is successful in competing with us for our core listings, we would lose not only the listing fees associated with those companies, but also a substantial amount of the trade execution fees generated by trading in those companies’ securities.

Delistings may have an adverse effect on our revenues.

Delistings generally increase under poor economic conditions, since issuers are not able to comply with our minimum bid price, market capitalization and/or shareholders’ equity requirements. Companies are also delisted when they cannot file their periodic reports with the SEC on time. During 2005, 85 companies were delisted for non-compliance with one or more of these requirements and 247 companies voluntarily delisted primarily due to mergers, going private transactions, or changing listing venues. In addition, the SEC has recently proposed new rules which will make it easier for foreign private issuers to delist and stop being U.S. reporting companies. Significant delistings would have a material adverse effect on our financial results.

A decrease in trading volume will decrease our trading revenues.

Trading volume is directly affected by economic and political conditions, broad trends in business and finance and changes in price levels of securities and by the overall level of investor confidence. Weak economic conditions or a reduction in securities prices could result in a decline in trading volume. A decline in trading volume would lower revenues from our Market Services segment and may adversely affect our operating results. We are particularly affected by declines in trading volume in technology-related securities because a significant portion of our customers trade in these types of securities and a large number of technology-related companies are listed on The Nasdaq Stock Market. In addition, investor confidence and trader interest, and thus trading volume, can be affected by factors outside our control, such as the publicity surrounding investigations and prosecutions for corporate governance or accounting irregularities at public companies.

We may experience fluctuations in our operating results.

The financial services industry is risky and unpredictable and is directly affected by many national and international factors beyond our control. Any one of these factors could have a material adverse effect on our business, financial condition and operating results by causing a substantial decline in the financial services markets and reduced trading volume.

Our revenue, margins and operating results have varied in the past and are likely to fluctuate significantly in the future, making them difficult to predict. These difficulties are particularly exacerbated in light of our acquisition of INET and the uncertainties surrounding the benefits and costs associated with integration. Additionally, since our senior term loan debt bears interest at a variable rate and we do not have interest rate hedges in place on this debt, any increase in interest rates will increase our interest expense and reduce our cash flow. Other than our variable rate debt, we believe our business has relatively large fixed costs and low variable costs, which magnifies the impact of revenue fluctuations on our operating results. As a result, a decline in our revenue may lead to a relatively larger impact on operating results. A substantial portion of our operating expenses is related to personnel costs, regulation and corporate overhead, none of which can be adjusted quickly. Our operating expense levels are based on our expectations for future revenue. If actual revenue is below management’s expectations, or if our expenses increase before revenues do, both gross margins and operating results would be materially and adversely affected. Because of these fluctuations, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock is likely to decline.

We must control our costs to remain profitable.

We base our cost structure on historical and expected levels of demand for our products and services. A decline in this demand for our products and services may reduce our revenues without a corresponding decline in our expenses since we may not be able to adjust our cost structure on a timely basis. Our ability to manage our costs will be particularly challenging as a result of INET acquisition and integration efforts. Failure to achieve our goals on cost savings will have an adverse impact on our results of operations. We may fail in our initiatives to increase our business. We also may not have adequately positioned ourselves in the increasingly competitive securities markets or a weakened equities market.

The separation of Instinet’s institutional brokerage business from Instinet and the related sale to an affiliate of Silver Lake Partners could result in unexpected costs.

In connection with our acquisition of Instinet, we concurrently sold Instinet’s institutional brokerage business and specified Instinet corporate-level assets to Instinet Holdings Incorporated, or Instinet Holdings, an affiliate of SLP. Instinet Holdings agreed to assume the liabilities of the institutional brokerage business, as well as the additional corporate-level liabilities not directly related to the institutional brokerage business, such as tax, severance, real estate leases and historical restructuring obligations. We may be subject to claims related to these assets. In addition, we may be subject to claims arising from Instinet’s institutional brokerage business. Under the terms of the institutional brokerage transaction agreement, Instinet Holdings agreed to indemnify us after the closing for liabilities primarily related to the businesses, assets and liabilities that it purchased, and, similarly, we have agreed to indemnify Instinet Holdings after the closing for liabilities primarily related to INET. Our ability to seek indemnification from Instinet Holdings is, however, limited by the strength of Instinet Holdings’s own financial condition, which could change in the future. Instinet Holdings may not have the ability to fulfill its indemnification obligations to us in connection with the institutional brokerage acquisition, in which case, we may be liable for these claims. These liabilities could be significant, and if we are unable to enforce the institutional brokerage indemnification obligation, then our business, financial condition and operating results could be adversely affected.

We face significant competition in our securities trading business, which could reduce our transactions, trade reporting and market information revenues and negatively impact our financial results.

We compete for trading of Nasdaq-, NYSE- and Amex-listed securities. Any decision by market participants to quote, execute or report trades through exchanges, ECNs or the Alternative Display Facility maintained by NASD, could have a negative impact on our share of quotes and trades in securities traded through The Nasdaq Market Center.

While we trade a fairly large percentage of securities of Nasdaq-listed companies, we face strong competition from Archipelago and other emerging players in the market. For non-Nasdaq-listed securities, the national exchanges offer greater liquidity in more non-Nasdaq-listed securities than we do. Accordingly, we face major obstacles in trying to attract trading volume in non-Nasdaq-listed securities.

Our responses to competition may not be sufficient to regain lost business or prevent other market participants from shifting some of their quoting and/or trade reporting to other industry participants. We may need to reduce prices to remain competitive. Our inability to compete for transactions, trade reporting and market information revenues could have an adverse effect on our business, financial condition and operating results.

The merger of NYSE and Archipelago will create a strong competitor.

The merger of NYSE and Archipelago will create strong competition for us, particularly if NYSE is able to create its own electronic trading platform or migrate its trading business to Archipelago’s platform. NYSE has stated that it intends to develop electronic trading capabilities that will compete directly with Nasdaq’s. In addition, after it merges with Archipelago, NYSE will have access to ArcaEx’s electronic systems. If NYSE’s trading volume increases to our detriment as a result of the merger with Archipelago, it would have a negative impact on our operating results.

New competitors could reduce our revenues and impact our ability to increase our market share of transactions in Nasdaq-listed and exchange-listed securities.

It is possible that the INET acquisition and the NYSE/Archipelago merger will create demand for new or expanded trading venues. For example, Knight Capital Group, Inc., a market maker in Nasdaq-listed securities, recently announced the acquisition of Attain ECN, a competitor of ours. TradeBot Systems recently announced the establishment of BATS ECN, which it indicated would be operational early in 2006. Citigroup Inc. recently announced plans to launch its own electronic stock-trading network from its acquisition of OnTrade Inc., an ECN previously operated by NexTrade Holdings Inc. We believe Regulation NMS may enhance competition in Nasdaq-listed securities from these or other new competitors. Additionally, new ECNs may develop trading platforms that are more competitive than ours. Finally, there has been increased use of electronic trading systems specializing in large volume trades, such as LiquidNet, Pipeline Trading and Investment Technology Group’s POSIT platform, which may divert trading volume from The Nasdaq Market Center. If these or other trading venues are successful, our business, financial condition and operating results could be adversely affected.

Price competition has affected and could continue to affect our business.

The securities trading industry is characterized by intense price competition. We have in the past lowered prices and increased rebates to attempt to gain market share. These strategies have not always been successful and have at times hurt our operating performance. Additionally, we have also been, and may once again be, required to adjust pricing to respond to actions by our competitors, which have adversely impacted our operating results.

Price competition with respect to market data rebates or our program relating to sharing revenues associated with trading Nasdaq-listed securities could attract trading volume away from us, leading to loss of market share and decreased revenues.

The adoption and implementation of Regulation NMS by the SEC could adversely affect our business.

On April 6, 2005, the SEC adopted Regulation NMS, which has four primary components: the Order Protection Rule, the Access Rule, the Market Data Rule and the Sub-Penny Rule. We may incur technological and other costs in changing our systems and operations so that we can comply with these rules. Additionally, the impact of Regulation NMS is hard to predict and there may be problems or competitive challenges that we do not foresee that adversely affect our business as Regulation NMS is implemented. Finally, there is also a risk that the rules may materially change during implementation which would undermine business plans and investments that have been made based on the current form of the rules.

Our revenues may be affected by competition in the business for financial products.

We have grown our financial products business, which creates indexes and licenses them for Nasdaq-branded financial products. Nasdaq-sponsored financial products are subject to intense competition from other ETFs, derivatives and structured products as investment alternatives. Our revenues may be adversely affected by increasing competition from competitors’ financial products designed to replicate or correlate with the performance of Nasdaq financial products. In addition, the legal and regulatory climate, which supports the licensing of these financial products, may change in a manner which adversely impacts our ability to successfully license our products. Further, many other entrants have recently emerged who not only compete with us for future growth opportunities, but who may also introduce products which erode the position of our current offerings, thereby adversely affecting our business, financial conditions and operating results.

We must continue to invest in our operations to integrate INET and to maintain and grow our business, and we may need additional funds to support our business.

In addition to our debt service obligations, we will need to make substantial investments in our operations on a continuing basis during 2006 to integrate the INET acquisition. If our current level of operating results decrease, our need to spend cash to service debt payments may impair our ability to make investments in our business or to integrate INET.

We depend on the availability of adequate capital to maintain and develop our business. We believe that our current capital requirements will be met from internally generated funds and from the funds raised in this offering. However, based upon a variety of factors, some of which are not within our control, our ability to fund our capital requirements may vary from those currently planned.

Should we raise funds through incurring additional debt, we may become subject to covenants even more restrictive than those contained in our current debt instruments. Furthermore, if we issue additional equity, our equity holders, including you, may suffer dilution. There can be no assurance that additional capital will be available on a timely basis, or on favorable terms or at all.

System limitations, failures or security breaches could harm our business.

Our business depends on the integrity and performance of the computer and communications systems supporting it. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in lower trading volumes, financial losses, decreased customer service and satisfaction and regulatory sanctions. We have experienced occasional systems failures and delays in the past and could experience future systems failures and delays, especially as we implement new systems associated with the INET migration.

We use internally developed systems to operate our business, including transaction processing systems to accommodate increased capacity. If our trading volume increases unexpectedly, we will need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing, or cost of any increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage or terrorism, computer viruses, intentional acts of vandalism and similar events. We have active and aggressive programs in place to identify and minimize our exposure to these vulnerabilities and work in collaboration with the technology industry to share corrective measures with our business partners. Although we currently maintain multiple computer facilities that are designed to provide redundancy and back-up to reduce the risk of system disruptions and have facilities in place that are expected to maintain service during a system disruption, such systems and facilities may prove inadequate. Any system failure that causes an interruption in service or decreases the responsiveness of our service could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

Future acquisitions, partnerships and joint ventures may require significant resources and/or result in significant unanticipated losses, costs, or liabilities.

In the future we may seek to grow our company by making additional acquisitions or entering into partnerships and joint ventures which may be material. We may finance future acquisitions by issuing additional equity and/or debt. The issuance of additional equity in connection with any such transaction could be substantially dilutive to existing stockholders. The issuance of additional debt could increase our leverage substantially. In addition, announcement or implementation of future transactions by us or others could have a material effect on the price of our stock. We could face financial risks associated with incurring additional debt, particularly if such debt results in significant incremental leverage, such as reducing our liquidity, curtailing our access to financing markets and increasing the cash flow required to service such indebtedness. Any incremental debt incurred to finance an acquisition could also place significant constraints on the operation of our business. Additionally, acquisitions, partnerships or investments may require significant managerial attention, which may be diverted from our other operations.

These equity, debt and managerial commitments may impair the operation of our businesses. Furthermore, any future acquisitions of businesses or facilities could entail a number of additional risks, including:

•	problems with effective integration of operations;

•	the inability to maintain key pre-acquisition business relationships;

•	increased operating costs;

•	problems with regulatory bodies;

•	exposure to unanticipated liabilities;

•	difficulties in realizing projected efficiencies, synergies and cost savings; and

•	changes in our credit rating and financing costs.

Regulatory changes and changes in market structure could have a material adverse effect on our business.

We operate in a highly regulated industry. In recent years, the securities trading industry and, in particular, the securities markets, have been subject to significant regulatory changes. Moreover, the securities markets have been the subject of increasing governmental and public scrutiny in response to a number of recent developments and inquiries. Any of these factors or events may result in future regulatory or other changes, although we cannot predict the nature of these changes or their impact on our business at this time. Our customers also operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could impact the ability of our customers to use The Nasdaq Market Center or could adversely affect The Nasdaq Stock Market. The loss of a significant number of customers or a reduction in trading activity on The Nasdaq Stock Market as a result of such changes could have a material adverse effect on our business, financial condition and operating results.

We are subject to extensive regulation that may harm our ability to compete with less regulated entities.

Under current federal securities laws, changes in our rules and operations, including our pricing structure, must be reviewed, and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that we submit. In addition, the SEC may delay the initiation of the public comment process or the approval process. This delay in approving changes, or the altering of any proposed change, could have an adverse effect on our business, financial condition and operating results. We must compete not only with ECNs that are not subject to the same SEC approval process, but also with other exchanges that have lower regulation and surveillance costs than us. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation services.

In addition, Brut and some subsidiaries of INET are broker-dealers. Broker-dealers are subject to regulations that did not apply to us prior to the Brut acquisition. Any failure to comply with these broker-dealer regulations could have a material effect on the operation of our business, financial condition and operating results. Brut is currently the subject of an investigation by the NASD. It is premature to anticipate any consequences from such investigation. However, an adverse outcome may result in the imposition of fines or other sanctions on Brut.

We have self-regulatory organization obligations and also operate a for-profit business, and these two roles may create conflicts of interest.

We have obligations to regulate and monitor activities on The Nasdaq Stock Market and ensure compliance with applicable law and the rules of our market by market participants and Nasdaq-listed companies.

The SEC staff has expressed concern about potential conflicts of interest of “for-profit” markets performing the regulatory functions of a self-regulatory organization. While we outsource the majority of our market regulation functions to NASD, we do perform regulatory functions related to our listed companies and our market. In addition, as part of our application for exchange registration, we have agreed that 20% of the directors of our exchange subsidiary will be elected by members of the Exchange rather than the equity holders of our subsidiary. Any failure by us to diligently and fairly regulate our market or to otherwise fulfill our regulatory obligations could significantly harm our reputation, prompt SEC scrutiny and adversely affect our business and reputation.

Failure to protect our intellectual property rights could harm our brand-building efforts and ability to compete effectively.

To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, clients, strategic partners and others. The protective steps that we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered, or applied to register, our trademarks in the United States and in over 40 foreign jurisdictions and have pending U.S. and foreign applications for other trademarks. Effective trademark, copyright, patent and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to protect our intellectual property adequately could harm our brand and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, financial condition and operating results.

Failure to attract and retain key personnel may adversely affect our ability to conduct our business.

Our future success depends, in large part, upon our key employees who execute our business strategy and identify and pursue strategic opportunities and initiatives. In particular, we are highly dependent on the continued services of Robert Greifeld, our President and Chief Executive Officer, and other executive officers and key employees who possess extensive financial markets knowledge and technology skills. We do not have employment agreements with some of our executive officers, which would prevent them from leaving and competing with us. We do not maintain “key person” life insurance policies on any of our executive officers, managers, key employees or technical personnel. The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from that loss, could have a material adverse effect on our business. We may incur costs to replace key employees that leave, and our ability to execute our business model could be impaired if we cannot replace departing employees in a timely manner.

We are subject to risks relating to litigation and potential securities laws liability.

Many aspects of our business potentially involve substantial liability risks. While we enjoy immunity from private suits for self-regulatory organization activities, we and our broker-dealer affiliates could be exposed to liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and other regulatory agencies. These risks include, among others, potential liability from disputes over the terms of a trade, or claims that a system failure or delay cost a customer money, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a securities transaction. As we intend to defend any such litigation actively, significant legal expenses could be incurred. An adverse resolution of any future lawsuit or claim against us or our affiliates could have an adverse effect on our business, financial condition and operating results.

In addition, we are subject to oversight by the SEC. The SEC regularly examines us and our broker-dealer affiliates for compliance with our obligations under the securities laws. In the case of non-compliance with our obligations under those laws, we or our broker-dealer affiliates could be subject to investigation and judicial or administrative proceedings that may result in substantial penalties.

We are in the process of becoming a holding company that will depend on cash flow from our subsidiaries to meet our obligations.

At our 2005 annual meeting of stockholders, our voting securityholders approved our reorganization into a new holding company structure through the transfer of all or substantially all of our assets and liabilities to one or more of our subsidiaries. This restructuring facilitated SEC approval of our registration as a national securities exchange. Once we effect this restructuring, we will be a holding company with no material assets other than the equity interests of our subsidiaries. Accordingly, all our operations will be conducted by our subsidiaries. As a holding company, we will require dividends and other payments from our subsidiaries to meet cash requirements or to pay dividends. If our subsidiaries are unable to pay us dividends and make other payments to us when needed, we will be unable to pay dividends or satisfy our obligations.

NASD will continue to maintain voting control over us until we meet SEC conditions to operate as an exchange and may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests.

The SEC requires that NASD retain greater than 50% of the voting control over us until we operate as an exchange and we no longer rely on NASD’s SRO license to operate The Nasdaq Stock Market. NASD maintains voting control through the single outstanding share of our Series D Preferred Stock. Therefore, NASD will continue to retain voting control over us until we meet SEC conditions to operate as an exchange. As a result, until such time, NASD will continue to have the ability, if it so elects, to dictate the outcome of matters brought to a vote of our stockholders. NASD may have interests that conflict with your interests as a holder of our common stock. NASD’s voting control may delay or prevent a change in control, impede a merger, consolidation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us or result in actions that may be opposed by other stockholders, including those who purchase common stock in this offering.

The SEC’s approval of our application to operate a national securities exchange contains conditions that must be satisfied before we implement the order.

On January 13, 2006, the SEC approved our application to register a newly formed limited liability company, The NASDAQ Stock Market LLC, as an exchange. The SEC’s approval order contains several conditions that must be satisfied before we can operate as an exchange and the satisfaction of certain of these conditions are subject to SEC approval or the actions of third parties. The primary condition imposed by the SEC requires us to become a participant in national market system plans. We will need to pay amounts, which have not yet been determined, but which may be significant, in order to join these plans. Additionally, we may need to adjust our business practices to join these plans in a manner that will impose costs on us.

Other conditions require NASD to offer a facility for disseminating over-the-counter quotations and collecting over-the-counter trade reports, for non-Nasdaq-listed securities. Satisfaction of this condition is dependent on, among other things, NASD’s ability to obtain the approval of the participants in certain of the national market system plans for this facility. We continue to rely on NASD’s SRO license to operate The Nasdaq Stock Market and all actions taken by us pursuant to authority delegated by NASD are subject to review, ratification or rejection by NASD’s Board of Governors. We will not be able to experience the benefits related to exchange registration until we satisfy the conditions.

Risks Associated With Purchasing Our Common Stock in This Offering

Volatility in our stock price could adversely affect our stockholders.

The market price of our common stock is likely to be volatile. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in our quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	conditions or trends in our industry, including trading volumes, regulatory changes or changes in the securities marketplace, including with respect to the proposed NYSE/Archipelago merger;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of our common stock by our directors and officers or our strategic investors.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales by our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. As of December 31, 2005, there were 83,148,909 shares of our common stock outstanding. All of our outstanding shares, including the shares of our common stock sold in this offering, will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933 and 14,204,225 shares of common stock acquired or able to be acquired from NASD upon exercise of warrants issued by NASD and not being sold in this offering, or the Warrant Shares. The Warrant Shares are not currently registered under the Securities Act and are transferable only to the extent permitted by securities laws, such as Rule 144. We plan to register the remaining Warrant Shares with the SEC no later than 90 days after the closing of this offering. When this registration statement is effective, holders of these Warrant Shares will be able to freely transfer these shares. See “Relationship with NASD—Agreements and Arrangements with NASD—Warrants and the Voting Trust Agreement.” If any of such warrants expire without being exercised, then we expect NASD will then be able to sell any such underlying shares pursuant to such registration. To the extent the overallotment option is not exercised by the underwriters, NASD may hold up to 1,041,961 shares that will be freely transferable, subject to the above.

The number of freely transferable shares of our common stock will increase upon any exercise of outstanding options pursuant to our stock compensation and stock award plan for our employees. There were 5,316,755 options exercisable as of December 31, 2005 at a weighted average exercise price of $10.30. Additionally, the number of shares of our common stock outstanding will also increase upon any conversion of our convertible notes held by SLP and Hellman & Friedman or their respective affiliates, which are convertible at a conversion price of $14.50 per share into approximately 30.7 million shares of our common stock, or any exercise of our warrants held by SLP and Hellman & Friedman or their respective affiliates, which are exercisable at a strike price of $14.50 per share into 5.0 million shares of our common stock. The notes and the shares underlying the notes and the warrants are not transferable without our consent until September 8, 2006. In addition, the notes and the shares underlying the notes and the warrants may only be sold pursuant to a registration statement or an exemption from registration. We have granted SLP and Hellman & Friedman and their affiliates demand and piggyback registration rights with respect to the convertible notes and the shares of our common stock underlying those notes and warrants. These shares become entitled to the benefits of such registration rights as early as September 2006. Upon the effectiveness of such a registration, all shares or notes covered by a registration statement will be freely transferable.

Provisions of our certificate of incorporation and approved exchange rules, including provisions included to address SEC concerns, and Delaware law could delay or prevent a change in control of our company and entrench current management.

Our organizational documents place restrictions on the voting rights of certain stockholders. Our certificate of incorporation limits the voting rights of persons (either alone or with related parties) owning more than 5% of the then outstanding votes entitled to be cast on any matter, other than NASD or any other person as may be approved by our board of directors prior to the time such person owns more than 5% of the then outstanding votes entitled to be cast on any matter. The SEC has proposed rules that will impose voting and ownership limitations on broker-dealers of 20%, but not require other voting or ownership limitations. We have not determined at this time if we will seek to raise our 5% voting limitation if the SEC adopts the proposed rule. Any change to the 5% voting limitation would require SEC approval.

In response to the SEC’s concern about a concentration of our ownership, our approved exchange rules include a rule prohibiting any Nasdaq member or any person associated with a Nasdaq member beneficially owning more than 20% of our outstanding voting interests. SEC consent would be required before any investor could obtain more than a 20% voting interest in us.

In addition, our organizational documents contain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a change of control of us, such as a tender offer or takeover proposal that might result in a premium over the market price for our common stock. Additionally, certain of these provisions make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management.

In addition, our certificate of incorporation and by-laws:

•	require supermajority stockholder approval to remove directors;

•	do not permit stockholders to act by written consent or to call special meetings;

•	require certain advance notice for director nominations and actions to be taken at annual meetings;

•	require supermajority stockholder approval with respect to certain amendments to our certificate of incorporation and constitution (including in respect of the provisions set forth above); and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, that could be issued by our board of directors without stockholder approval.

Section 203 of the Delaware General Corporation Law, or DGCL, imposes restrictions on mergers and other business combinations between us and any holder of 15% or more (or, in some cases, a holder who previously held 15% or more) of our common stock. In general, Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner.

USE OF PROCEEDS

We plan to use the proceeds of this offering to redeem our Series C preferred stock and for general corporate purposes, including acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders, including NASD.

PRICE AND RELATED INFORMATION CONCERNING SHARES

Our common stock has been listed on the Nasdaq National Market since February 9, 2005, under the ticker symbol “NDAQ.” From July 1, 2002 through February 8, 2005, our common stock traded on the OTC Bulletin Board under the symbol “NDAQ.”

Before February 9, 2005, there was a limited trading market for our common stock. The following chart lists the quarterly high and low bid prices for shares of our common stock for the first quarter of 2006 through January 27, 2006 and fiscal years 2005 and 2004. These prices are between dealers and do not include retail markups, markdowns or other fees and commissions and may not represent actual transactions.

	High	Low
Fiscal 2006
First quarter (through January 27, 2006)	$44.50	$34.83
Fiscal 2005
Fourth quarter	$45.33	$25.33
Third quarter	25.75	18.80
Second quarter	20.00	9.81
First quarter	11.86	7.60
Fiscal 2004
Fourth quarter	$10.50	$6.40
Third quarter	7.00	5.53
Second quarter	8.80	6.30
First quarter	12.60	8.55

As of December 31, 2005, we had approximately 1,068 holders of record of our common stock.

DIVIDEND POLICY

You should not plan on receiving a dividend on your common stock, since our credit facility prohibits us from paying dividends. In the past, before our credit facility had been in place, it was not our policy to declare or pay cash dividends on our common stock. We intend to retain any future earnings for funding our growth and meeting our obligations.

CAPITALIZATION

The following table sets forth cash and cash equivalents, investments available-for-sale and our capitalization as of September 30, 2005:

•	on an actual basis;

•	as adjusted to give effect to the INET acquisition, debt incurred to finance the INET acquisition, and repayment of our $25 million senior note as if it occurred on September 30, 2005, referred to collectively as the INET Transactions; and

•	as adjusted to reflect the issue and sale of shares of common stock by us in this offering at a public offering price of $ , less underwriting discounts and commissions and estimated offering expenses payable by us, the cost to redeem our outstanding Series C cumulative preferred stock and an increase in cash and cash equivalents.

This table should be read together with our consolidated financial statements and related notes and our pro forma financial statements and accompanying notes thereto, which are incorporated by reference in this prospectus supplement:

	As of September 30, 2005
	Actual	As adjusted for the INET Transactions	As adjusted for the INET Transactions and sales of common stock
	(unaudited) (in thousands, except share and par value amounts)
Cash and cash equivalents	$288,764	$65,921
Investments available-for-sale	225,887	225,887

Total cash and investments available-for-sale	514,651	291,808

Long-term debt(1)	467,333	1,192,333

Mezzanine equity:
Warrants underlying common stock, 4,962,500 warrants outstanding(2)	10,226	—
Stockholders’ equity:
Common stock, $0.01 par value, 300,000,000 authorized, shares issued: 130,684,483; shares outstanding: 81,890,531(3)	1,307	1,307
Preferred stock, 30,000,000 authorized, Series C: 953,470 shares issued and outstanding(4); Series B: 1 share issued and outstanding(5)	94,687	94,687
Additional paid-in capital	363,480	362,444
Common stock in treasury, at cost: 48,793,952 shares(6)	(625,021)	(631,918)
Warrants underlying common stock, 4,962,500 warrants outstanding(2)	—	10,226
Accumulated other comprehensive loss	(815)	(815)
Deferred stock compensation	(2,752)	(2,752)
Common stock issuable	4,613	4,613
Retained earnings	369,692	369,692

Total stockholders’ equity	205,191	207,484

Total capitalization	$682,750	$1,399,817

(1)	Actual balance includes the issuance of $205 million of debt in connection with the financing of the INET acquisition. As adjusted for the INET Transactions includes borrowing of a $750 million senior term loan in connection with the financing of the INET acquisition.
(2)	Reflects warrants issued in connection with financing of the INET acquisition. Upon completion of the acquisition, Nasdaq classified all of the warrants as part of stockholders’ equity.
(3)	shares, as adjusted for the sale of common stock.
(4)	Actual balance includes the redemption of a portion of our Series C cumulative preferred stock for $40 million in connection with the financing of the INET acquisition.
(5)	On December 20, 2005, NASD exchanged its one share of Nasdaq’s Series B Preferred Stock for one newly issued share of Series D Preferred Stock, which had terms substantially similar to the terms of the Series B.
(6)	shares, as adjusted for the sale of common stock.

THE INDUSTRY

The equity exchange industry provides services, including securities listing, market information and trade execution, both in the United States and internationally.

Acquisition Trends

A recent wave of acquisitions, particularly in the trade execution services area, has been driven by a variety of business and regulatory factors. Broker-dealers are demanding greater efficiency in trading equity securities, new sophisticated order types and increased execution speed. At the same time, recent initiatives, including Regulation NMS, encourage a transition by all equity exchanges to electronic trading systems. Another driving factor is the focus on profitability from industry participants. As equity exchanges have demutualized and become for-profit public companies, they have focused on achieving economies of scale, improved technology and greater profitability through acquisitions. Recent acquisitions have resulted in the original entrepreneurial ECN entrants being absorbed by other players. For example, Nasdaq acquired the INET ECN in December 2005 and Brut in September 2004. The NYSE also announced plans to complete its acquisition of Archipelago. Since 2002, Archipelago merged with REDIBook ECN LLC and Instinet acquired The Island ECN Inc.

The exchange industry in Europe is also undergoing consolidation. Euronext was formed when the exchanges of Amsterdam, Brussels and Paris merged. Euronext subsequently acquired the London International Financial Futures and Options Exchange, or LIFFE, and the Portuguese exchange, Bolsa de Valores de Lisboa e Porto, or BVLP. Sweden’s OMX AB operates six regional exchanges in the Baltic and Nordic regions, collectively known as the Nordic Exchange, and also licenses technology to other exchanges. Euronext, OMX AB and Deutsche Börse have pursued differing consolidation strategies in Europe, including acquisitions and the sharing of certain trading technology with other industry participants. Finally, there have been a number of attempts to purchase the London Stock Exchange, or LSE, in recent years. Most recently in December 2005, Macquarie Bank Ltd. made an offer to purchase the LSE.

Convergence of Asset Classes

Many of the same forces that have led to consolidation in equity trade execution services are driving changes in other asset classes, such as equity options, where large volumes in trading of commoditized products reward scale efficiencies. Two fully electronic option trading exchanges, the International Securities Exchange, or ISE, and the Boston Options Exchange, or BOX, have been established. The ISE has successfully taken market share from established floor-based players. New investments have been announced for the upgrade of historically floor-based options exchanges, and Amex’s new ANTE system and the Chicago Board Option Exchange’s Hybrid trading system have already been established. In other areas, including fixed income securities, foreign exchange, futures and commodities, a number of participants are jockeying to create improved trade execution platforms.

Industry participants are exploring the development of systems to trade multiple asset classes through universal platforms. Cross asset trading has the potential to lower customer costs through the standardization of the industry’s technology infrastructure. Multi-asset platforms have been created and are established in Europe. While there appears to be significant efficiency savings available in bringing scale and scope advantages to trading in all types of securities, this universal platform has yet to be realized in the United States.

Regulation NMS

Regulation NMS, which becomes effective in stages throughout 2006, has been one of the key drivers behind the changes in execution services and market data in the United States. The most significant provisions of Regulation NMS are order protection, referred to as the “best price” rule, and fair access. The best price rule requires exchanges and other trading centers to establish procedures designed to prevent the execution of trades at prices inferior to protected quotations displayed by other trading centers. Many market centers have announced plans to adopt electronic trading capabilities, which Nasdaq has had in place for many years. In particular, the NYSE has announced its plans to transition to a “hybrid” system, which is expected to incorporate certain elements of an electronic system while retaining many elements of a traditional trading floor.

Under the best price rule, each exchange must interact with the market center offering the best price before it can execute a trade at an inferior price on its systems. We believe that Regulation NMS is likely to remove many of the delays and impediments to trading NYSE- and Amex-listed securities through Nasdaq that exist under the current trade through rule of the Intermarket Trading System.

As a result of the best price rule, market participants will route order flow to market centers with the best execution performance, including liquidity, reliability and speed. We believe that Nasdaq is well positioned to benefit from this provision of Regulation NMS, because we have long been a fully automated market and the INET acquisition provides an additional liquidity pool. This will increase the probability that Nasdaq’s electronic trading system will display the best prices, and other exchanges will need to route their orders to Nasdaq’s platform. We expect the best price rule will have a significant impact on the trading of securities, particularly non-Nasdaq-listed securities. We believe increased electronic trading in listed securities will result in increased average daily trading volumes as trading becomes fully automated. Additionally, unlike some of our competitors, we believe that we will not incur material operating or development costs in bringing our systems into compliance with Regulation NMS. Accordingly, we have announced plans to withdraw, subject to SEC approval, from the Intermarket Trading System upon implementation of Regulation NMS. We will rely instead upon faster private linkages with greater capacity to comply with the order protection and fair access rules.

The fair access rule requires market centers to provide fair and non-discriminatory access to quotations, establishes a limit on access fees to harmonize the pricing of quotations across different trading centers and requires all exchanges to maintain written rules that prohibit their members from displaying quotations that lock or cross automated quotations. We expect this rule will benefit Nasdaq because we already have fast and reliable automated access into all market centers and the logic which will permit compliance with locking or crossing automatic quotations. In addition, while it is yet to be determined how this rule will affect market pricing, our fees are compliant with the rule.

Regulation NMS also contains a market information rule that updates the requirements for consolidating, distributing and displaying market information. This rule amends the CTA/CQ and UTP Plans for disseminating market information to modify the formulas for allocating plan revenues and to broaden participation in plan governance. As we are an active quoting market as well as a trading market, we believe the changes in the market data revenue calculations, while difficult to predict and likely to differ across the two data plans, should have little negative impact. Finally, the sub-penny rule prohibits market participants from displaying quotations in pricing increments smaller than a penny, with exceptions for quotes and orders priced at less than $1.00 per share. However, we do not expect either of these rules to have a significant impact on Nasdaq. The best price rule and the fair access rule will apply to a small group of stocks beginning June 29, 2006, with implementation for all securities currently required by August 31, 2006. The market information rule is scheduled to apply beginning September 1, 2006, and the sub-penny pricing rule will apply beginning January 31, 2006.

Competitive Landscape in the post-NMS Environment

We believe we are well-positioned within the industry. We believe our existing and proven technology can easily be made compliant with Regulation NMS and does not require any material investment or change to our market structure, unlike many of our competitors. Our recent acquisition of INET complements our existing business and allows us to compete with existing market centers and new entrants.

The proposed merger between NYSE and Archipelago is causing changes to the competitive landscape. In contrast to Nasdaq, the two primary national securities exchanges, the NYSE and the Amex, currently are structured as mutual non-profit organizations relying on a predominantly manual market structure. Upon receipt of the necessary regulatory approvals of its merger with Archipelago, the NYSE has announced it will convert from mutual ownership to stockholder ownership. If the merger is consummated, the current seat holders will receive a majority of the shares of the new entity and accordingly may influence its governance. Also in contrast to Nasdaq, the NYSE owns and operates its regulatory group while NASD provides most regulatory services for us.

In connection with its acquisition of Archipelago’s ECN, the NYSE has announced plans to transition to a “hybrid” system, which is expected to incorporate certain elements of an electronic system while retaining many elements of a traditional trading floor and continuing to operate Archipelago as a third trading system. We believe that our cost, speed and other advantages over the NYSE will continue even if it adopts and implements its “hybrid” model. Altogether, these advantages and our existing, established technology may enable us to charge more competitive fees for trading through Nasdaq systems than hybrid markets may be able to charge.

The marketplace has been further altered by the entry of new ECNs that focus primarily on the trade execution business and market participants’ acquisition and investment in existing ECNs or regional exchanges. For example, TradeBot is developing the Better Alternative Trading System, or BATS ECN. Citigroup recently announced its acquisition of OnTrade, Inc. from NexTrade, and Knight Capital Group, Inc. acquired Attain (Direct Edge). Citadel Derivatives Group, Citigroup, Credit Suisse, Merrill Lynch, Morgan Stanley and UBS purchased stakes in the Philadelphia Stock Exchange. Citigroup, Credit Suisse, Fidelity and Lehman Brothers invested in the Boston Stock Exchange to create a new electronic stock exchange, the Boston Equities Exchange. Additional new entrants may emerge, potentially posing a competitive threat to more established industry participants. Although most of the new entrants have limited liquidity, some possess sufficient levels of equity order volume from their other business lines, particularly those that have broker-dealer investors. Finally, there has been increased use of electronic trading systems specializing primarily in large block trades, such as LiquidNet, Pipeline Trading and Investment Technology Group’s POSIT platform.

We believe that our history of operating as a for-profit organization, our established technology and our cost savings efforts will be an asset to us in meeting any future competitive challenges presented in the evolving industry. With our lean management team, we also believe we have the ability to make quick changes in strategic decisions and implement new strategies quickly in order to counter new competition.

The Nasdaq Stock Market

The Nasdaq Stock Market is the primary listing venue for approximately 3,200 companies and provides trade execution and market data services as well as financial products to the investing public. For each listed company, we provide a trusted, world-wide, brand name as well as a number of additional services. The executions systems of The Nasdaq Market Center encourage competition on a fully automated, fair and transparent trading platform. We further enhanced our systems by adding smart routing and order handling capabilities. Nasdaq pioneered automated trading as an efficient, transparent and flexible system and our model has been widely adopted in the United States and around the world. Our data services business includes revenue received from innovative, proprietary products, as well as revenue received from providing quotation and transaction information to the national market system plans. Nasdaq also licenses and markets Nasdaq-branded financial products and associated derivatives such as products based on the Nasdaq-100 Index, including QQQ, an exchange traded fund.

We operate our business to emphasize efficiency, flexibility and service to our customers and the investing public. We became fully demutualized in 2000-2001 to reduce conflicts between the interest of our trading participants and the decisions affecting our businesses. As part of the demutualization, NASD remained our regulator. We believe that having an established, fully independent and non-profit regulator enhances the transparency of our markets. NASD will continue as our regulator on a contract basis once we meet SEC conditions to operate as an exchange.

Our strategy for acquisitions is to identify and acquire only those elements that are most important to our success. Facilitated by this focused approach, we integrated the key components of the Brut technology and the Brut team into Nasdaq in 2005. We started integrating INET into Nasdaq and expect to complete the integration in the fourth quarter of 2006. Also consistent with this focused approach, we acquired Carpenter Moore and announced the acquisition of Shareholder.com, to meet specific needs of our listed companies. Additionally, we entered into a joint venture with Reuters to form Independent Research Network, which will aggregate multiple, independent research providers to distribute equity research on behalf of under-covered companies. Finally, we are currently expanding beyond equity securities and will offer options routing services to customers seeking to rationalize their connections to the markets. In this case, we believe an incremental approach based on our extensive electronic network to be preferable to direct entry into the already crowded and evolving market for executions.

The Listing Business

The securities listing industry has remained relatively stable, in large part because of the significant regulatory overhead associated with this activity.

Nasdaq and the NYSE are the two primary listing venues for equity securities in the United States. Approximately 3,200 companies were listed on The Nasdaq Stock Market as of December 31, 2005, compared to approximately 2,500 and 650 companies listed on the NYSE and Amex, respectively. As of December 31, 2005, ArcaEx is the sole listing venue for only 10 companies. ArcaEx recently began competing for issuer listings by promoting the benefits of listing on the Pacific Exchange prior to the announcement of its plans to merge with the NYSE. While the status of ArcaEx as a listing venue following the merger is not entirely clear, published statements indicate that the combined entity may use the ArcaEx as a junior listing venue to compete for companies that have not historically qualified for listing on the NYSE.

There is substantial competition for listings from companies that are selling shares for the first time through an initial public offering, or IPO. Of the 213 IPOs on U.S. equity markets during 2005, 126, or 59%, chose to list on The Nasdaq Stock Market and they raised approximately $12.3 billion in equity capital. The remainder listed on the NYSE or other markets.

Initial Public Offerings

	Year Ended December 31
	2003	2004	2005
The Nasdaq Stock Market	54	148	126
NYSE	27	83	71
Amex	3	10	16

There is also substantial competition among the markets to encourage companies to switch listing venues or to list on more than one venue. In 2004, Nasdaq implemented an initiative to allow NYSE-listed companies to list their stock both on The Nasdaq Stock Market and the NYSE. Since announcing this “dual-listing” service, several high profile companies have dual-listings on The Nasdaq Stock Market, including American Financial Group, Chicago Mercantile Exchange, Harmony Gold, Hewlett-Packard and Walgreens. Additionally, during 2005, Cadence Design Systems and Charles Schwab switched their listings to Nasdaq exclusively, after previously maintaining a dual listing on Nasdaq and the NYSE. In 2005, Sears switched its listing to Nasdaq from the NYSE as a result of its merger with Kmart. International exchanges, such as the LSE, are and are becoming more significant competitors for international listings.

The Market Data Business

Nasdaq provides proprietary data to the investing public. Because our systems are electronic and inclusive in nature, we are able to provide a level of market transparency to all investors that is only available to a small segment of the investing population in a floor-based model. We also use our broad distribution network of approximately 100 market data vendors and market participants to deliver data regarding our market depth, index values, mutual fund valuation, order imbalances, market sentiment and other analytical data. We expect our data opportunities to continue to expand as we work with the industry and with investors to meet their data needs as they become more complex.

Nasdaq also serves as a central consolidator of basic real-time quote and trade data for Nasdaq securities. We act jointly with other exchanges to collect and disseminate a consolidated stream of quotation and transaction information under national market system plans approved by the SEC, the UTP and CTA/CQ plans. The information collected under these national market system plans is sold for a fee to data vendors, who in turn sell the information to the public. These fees are referred to as “tape fees.” After costs are deducted, the tape fees are distributed among the participants in each of the national market system plans based on their transaction volume. Some regional exchanges, such as the National Stock Exchange, have established programs to share the tape fee revenue they received under the UTP Plan with market participants that execute and/or report trades in securities through their facilities, in order to increase their share of tape fee revenue. Nasdaq also implemented a program to share the tape fee revenue it earned from the UTP Plan.

Regulation NMS will change the method for sharing market data revenues under the plans. The changes will introduce a quote component to the sharing methodology. Until the rule becomes effective, in September 2006, the revenue impact of the change is not completely predictable. Because Nasdaq is an active quoting exchange participant the impact on our Nasdaq-listed revenue should be negligible. Nasdaq also receives a share of the data revenue that is generated in non-Nasdaq-listed securities because of our quoting and trading success in those securities. Additionally, due to our electronic nature, and thus our active quoting behavior in non-Nasdaq securities, the Regulation NMS-generated change in the sharing methodology may have a positive impact on Nasdaq’s share of the non-Nasdaq market data revenue. To the extent that our trading in NYSE securities increases, our share of the data revenue should also increase. Finally, to the extent we continue to succeed in trading NYSE stocks, our opportunity to provide enhanced depth and analytical data to investors on NYSE stocks will also increase. We have the opportunity to open up to the full investor population the type of data that has historically been reserved for the select few who stand on the floor.

Nasdaq’s share of UTP and CTA/CQ Plan market data fees and tape fee revenue is directly tied to our share of trade executions, executed dollar volume and quote activity in Nasdaq and non-Nasdaq-listed securities. Any success in our previously discussed strategies to increase our market share will have a positive impact on our market data fees and tape fee revenue.

Trade Execution Business

Nasdaq competes vigorously for executions in all equity securities traded in the United States. We handle the significant majority of shares executed in Nasdaq-listed securities, are the largest single market for Amex-listed securities and represent the largest alternative in NYSE-listed securities. We compete through offering efficient, fair, highly reliable and transparent executions as well as innovative and flexible order types. As certain industry functions, such as smart order routing and order pegging, become commonplace, we compete by providing those functions at low cost due to our efficiencies in scale and scope as well as the reliability of our systems. Although we do not charge additional fees for these value-added services, we benefit by bringing additional orders into our systems for matching.

During 2005, 76.8% of the trading volume in NYSE securities occurred on the floor and 16.9% was reported to The Nasdaq Market Center. Following the acquisition of INET, we are one of the largest order flow providers to the floor of the NYSE. We offer certain efficiencies in our business model that have enabled us recently to increase our trading volume in NYSE-listed securities. We believe that with low internal costs, Nasdaq can offer lower and more competitive fees. Furthermore, we believe that specialist-based auction markets do not provide the same speed and execution accuracy as our electronic execution platform. The range of order types we offer all participants provides control and flexibility in handling orders, features that the NYSE does not propose to make available outside the floor community. Moreover, we believe that our cost, speed and other advantages will continue even after the adoption of the hybrid trading system, in part due to the costs and risks associated with developing and maintaining the hybrid. Altogether, these advantages may enable us to charge more competitive fees for trading through Nasdaq systems than hybrid markets may be able to charge.

The Transactions Business

Nasdaq generally generates fees for transaction services through a transaction execution charge, assessed on a per share basis to the party that accesses liquidity by another market participant. Nasdaq also generates fees through charges for connecting to our market. Finally, we earn data revenue based on our share of trading in securities listed on Nasdaq, the NYSE and Amex via the Nasdaq Market Center. Nasdaq- and non-Nasdaq-listed securities trade, not just through the Nasdaq Market Center, but also through other market centers such as ECNs and regional exchanges. Competition among market centers for trading volume is intense. Although price is a paramount factor for broker-dealers when determining where to route orders for execution, the cost of execution (including indirect costs, such as execution speed delays, compromise of confidential order information and lower order fill rates) is, in many instances, an important factor in such decisions.

Other Recent Regulatory Developments

In addition to Regulation NMS, the SEC published three additional proposals in November 2004 intended to address various aspects of SRO operations and governance. These proposals were published simultaneously.

Regulation AL

The SEC has proposed Regulation AL, a new regulation that would institute a set of rules for demutualized exchanges and securities associations that intend to list their own securities or those of an affiliate. Regulation AL seeks to require SROs to comply with additional reporting and other requirements in such an event. If Regulation AL is adopted by the SEC, we may have to alter our operations and business to comply with Regulation AL to the extent that Regulation AL supersedes our listing standards.

Regulation SRO

The SEC also proposed a separate regulation, known as Regulation SRO, simultaneously with Regulation AL, containing new rules regarding the governance of SROs. The proposed new rules would, among other things:

•	require a majority independent board for each SRO and require the establishment of nominating, governance, audit, compensation and regulatory oversight committees of the board, all composed solely of independent directors;

•	require separation of an SRO’s regulatory functions from its market operations and other business interests;

•	restrict ownership and voting levels of members of the SRO that are broker-dealers to no more than 20%; and

•	require that all regulatory fees, fines and penalties received be used to fund regulatory programs and not be made available for distribution to stockholders.

Concept Release

Finally, the SEC published a concept release requesting public comment on the structure of the self-regulatory system, including alternative approaches to securities industry self-regulation. Some of the approaches discussed by the SEC in the release call for a single SRO, or the Universal Regulator, that would be responsible for all rules, markets and members. Under these models, all markets, both the Nasdaq and other exchanges, would be registered with the Universal Regulator and would not have any self-regulatory authority. Other models discussed by the SEC would significantly reduce or even eliminate securities industry self-regulation altogether.

Exchange Registration

On January 13, 2006, the SEC approved our application for registration as a national securities exchange. We will begin operating as an exchange once we meet the SEC conditions discussed below. We believe that we will benefit from exchange registration for the following reasons:

•	We will no longer have to share revenue from proprietary products with other exchanges that are currently part of a UTP Plan.

•	NASD will no longer have voting control over us as a result of our redemption of the sole outstanding share of series D Preferred Stock for $1.00.

•	We will be able to more clearly establish our separate identity and gain greater access to the capital markets to obtain financing, which will help us improve our operations and enhance our business.

•	As a result of exchange registration, we will separate our regulated exchange activities from our other business operations through our adoption of a holding company corporate structure.

We will not begin to operate as an exchange, however, until the following conditions are met:

•	We must join five national market system plans.

•	NASD must provide a collection and dissemination facility for collecting and disseminating quotations and trade reports for securities listed on exchanges other than Nasdaq.

•	We must join the Intermarket Surveillance Group, a group of U.S. and foreign securities and futures exchanges that provides a framework for sharing information and coordination of regulatory efforts among its members.

•	We must establish a framework for imposing fines on members, in lieu of commencing disciplinary proceedings, for designated rule violations.

•	We must enter into an SEC-approved agreement under Exchange Act Rule 17d-2 with NASD which will allocate to NASD regulatory responsibility for enforcement of exchange rules.

•	We must submit and receive SEC approval of a fingerprinting plan to provide a framework for our members to submit fingerprints of their employees to the United States Department of Justice, as required by the Exchange Act.

It is our hope to become operational as an exchange during the second quarter of 2006. However, since some of these conditions require action by third parties and approval by the SEC, we cannot assure you that we will meet SEC conditions to operate as an exchange in that time frame. In particular, we note that in July 2005, NASD filed a proposal with the SEC that would establish the Trade Reporting Facility, or TRF, for the purpose of collecting reports of transactions in Nasdaq-listed and non-Nasdaq-listed securities that are executed otherwise than on an exchange. The TRF will be a facility of NASD operated by Nasdaq and regulated exclusively by NASD, and will be available solely to NASD members. Timely approval of this proposal by the SEC would assist Nasdaq and NASD in fulfilling several of the conditions described above, while delayed approval or adverse action may delay our ability to satisfy the conditions. Several of our competitors have filed comments in opposition to the TRF, and the proposal is still pending at the SEC.

Additionally, we are in the process of converting to a holding company structure and have received stockholder approval to adopt this structure at the time when or before we begin operating as an exchange. A newly formed subsidiary, The NASDAQ Stock Market LLC, will hold the operations of The Nasdaq Stock Market and our exchange license.

Once we meet SEC conditions to operate as an exchange, NASD Regulation, Inc., or NASDR, a wholly-owned subsidiary of NASD, will provide regulatory services of the same general type and scope to our subsidiary licensed as an exchange as are currently provided, which will preserve the regulatory separation currently in place. In addition, we will receive our own SRO status through our exchange subsidiary, separate from that of NASD. As an SRO, we will have our own rules pertaining to our members and listed companies regarding listing, membership and trading that are distinct and separate from those rules applicable to broker-dealers that are administered by NASD. Broker-dealers will be able to choose to become members of Nasdaq, in addition to their other SRO memberships, including membership in NASD.

DESCRIPTION OF FINANCING AND OTHER AGREEMENTS

INET Acquisition Agreements

On December 8, 2005, we completed the acquisition of Instinet Group Incorporated under an Agreement and Plan of Merger, dated as of April 22, 2005. Under the merger agreement, we acquired all outstanding shares of Instinet for an aggregate purchase price of approximately $1.878 billion in cash. Immediately following the closing of the merger, Nasdaq sold Instinet’s institutional broker division to Instinet Holdings, an affiliate of SLP, for $207.5 million in cash. As a result of these transactions we own the INET ECN.

Of the $1.878 billion paid for Instinet, Nasdaq contributed total cash consideration of approximately $934.5 million, which is subject to certain post-closing adjustments and Instinet Holdings paid approximately $207.5 million pursuant to its acquisition of Instinet’s institutional broker division. The balance of the $1.878 billion reflects, in part, Instinet’s available cash and, in part, a cash dividend (of approximately $109.0 million), which Instinet previously paid to its stockholders from the net after-tax proceeds of the sale of Instinet’s Lynch, Jones & Ryan, Inc. brokerage subsidiary to a third party prior to closing of our transactions. Nasdaq funded its portion of the cash consideration from cash on hand and the financing arrangements discussed below.

In connection with Nasdaq’s sale of Instinet’s institutional broker division to Instinet Holdings, Nasdaq and its affiliates, and affiliates of Instinet Holdings, entered into several transition agreements, including a transition services agreement, an amendment to a clearing agreement, a co-location agreement, a license agreement and an assignment and support agreement. These agreements allow for continuity of operations, including the clearing of brokerage transactions and the license of intellectual property related to the brokerage business.

Financing Arrangements

Credit Facility.    Nasdaq entered into a credit agreement, dated as of December 8, 2005. The credit agreement provides for up to $825.0 million of senior secured financing and is guaranteed by most of Nasdaq’s domestic subsidiaries. The $825.0 million available under the credit agreement includes:

•	a six-year $750.0 million senior term loan facility; and

•	a five-year $75.0 million revolving credit facility, with a letter of credit subfacility and swingline loan subfacility.

We drew the full $750.0 million under the senior term loan facility on December 8, 2005, in order to fund a portion of Nasdaq’s consideration for the INET transaction. As of December 31, 2005, we had not drawn any funds under the revolving credit facility.

The interest rate on loans made under the revolving credit facility varies depending upon Nasdaq’s leverage ratio and LIBOR, and the interest rate on Nasdaq’s senior term loan facility is LIBOR plus 150 basis points. Accordingly, the interest rate will vary over time. As of December 31, 2005, borrowings under the credit facility bore interest at an average rate of 6.14% per annum. Nasdaq agreed to pay customary fees and expenses related to the credit facility, including a commitment fee of 0.50% per annum on the average daily unused portion of the revolving credit facility.

The credit agreement contains customary covenants on Nasdaq and its subsidiaries including the following:

•	maintenance of minimum interest expense coverage ratio and maximum leverage ratio as defined in the credit facility and pursuant to the following schedules:

Interest Expense Coverage Ratio

Period	Ratio
January 1, 2006 to September 30, 2006	2.75 to 1.00
October 1, 2006 to December 31, 2006	3.00 to 1.00
January 1, 2007 to March 31, 2007	3.25 to 1.00
April 1, 2007 to June 30, 2007	3.50 to 1.00
July 1, 2007 to September 30, 2007	3.75 to 1.00
October 1, 2007 to December 31, 2007	4.00 to 1.00
January 1, 2008 to March 31, 2008	4.25 to 1.00
April 1, 2008 to September 30, 2008	4.75 to 1.00
Thereafter	5.00 to 1.00

Leverage Ratio

Period	Ratio
January 1, 2006 to March 31, 2006	5.75 to 1.00
April 1, 2006 to September 30, 2006	5.50 to 1.00
October 1, 2006 to December 31, 2006	5.00 to 1.00
January 1, 2007 to March 31, 2007	4.25 to 1.00
April 1, 2007 to June 30, 2007	4.00 to 1.00
July 1, 2007 to September 30, 2007	3.75 to 1.00
October 1, 2007 to December 31, 2007	3.50 to 1.00
January 1, 2008 to March 31, 2008	3.25 to 1.00
April 1, 2008 to December 31, 2008	3.00 to 1.00
January 1, 2009 to September 30, 2009	2.75 to 1.00
Thereafter	2.50 to 1.00

•	limitations on the payment of dividends and redemptions of our capital stock;

•	limitations on loans, guarantees, investments, incurrence of debt and hedging arrangements;

•	limitations on issuance and amendment of preferred stock and amendment of subordinated debt agreements;

•	prohibition of prepayments, redemptions and repurchases of debt other than debt under the credit facility;

•	limitations on liens and sale-leaseback transactions;

•	limitations on mergers, recapitalizations, acquisitions and asset sales;

•	limitations on transactions with affiliates;

•	limitations on restrictions on liens and other restrictive agreements; and

•	limitations on changes in our business.

The credit agreement also contains customary affirmative covenants, including access to financial statements, notice of certain events and defaults and maintenance of business and insurance, and events of default, as well as cross-defaults with the Notes and Warrants (discussed below) and any then outstanding subordinated debt. The terms of the credit agreement permit us to repurchase the Series C Preferred Stock with the proceeds of this offering.

We are permitted to repay borrowings under the credit facility at any time in whole or in part, subject to our remaining in compliance with the covenants discussed above and our obligation to pay additional fees in certain circumstances. Beginning in 2007, we also are required to use a percentage of our excess cash flow, as defined in the credit agreement and calculated with respect to the prior fiscal year, to repay loans outstanding under the senior term loan facility. The percentage of cash flow we are required to use for repayments varies depending on our leverage ratio at the end of the year for which cash flow is calculated, with the maximum repayment percentage set at 50% of excess cash flow.

Convertible Notes.    On April 22, 2005, we entered into a securities purchase agreement with Norway Acquisition SPV, LLC, or Norway SPV, an affiliate of SLP and Hellman & Friedman, providing for the sale by us to Norway SPV of $205.0 million aggregate principal amount of 3.75% Series A Convertible Notes due October 2012 (the “Series A Notes”) and warrants (the “Series A Warrants”) to purchase 2,209,052 shares of our common stock at $14.50 per share. The Series A Notes will be convertible into our common stock, subject to certain adjustments and conditions at a purchase price of $14.50 per share, which would equal 14,137,931 shares. The Series A Warrants will be exercisable by Norway SPV and its permitted transferees on or after April 22, 2006, or earlier under certain circumstances, and will terminate on December 8, 2008, unless earlier terminated in connection with the mandatory redemption of the Notes. The Series A Notes, Series A Warrants and the shares underlying the Series A Notes and Series A Warrants are not transferable without our consent until September 8, 2006. In addition, the Series A Notes, the Series A Warrants and the shares underlying the Series A Notes and the Series A Warrants can only be transferred pursuant to an exemption to the Securities Act or if they are registered under the Securities Act. The Series A Notes and the Series A Warrants purchased by Norway SPV are owned by SLP and Hellman & Friedman or their respective affiliates.

On April 22, 2005, we also entered into a note amendment agreement with Hellman & Friedman, providing for the exchange by us of our $240.0 million aggregate principal amount of 4.0% convertible subordinated notes due 2006 for $240.0 million aggregate principal amount of 3.75% Series B Convertible Notes due 2012 (the “Series B Notes” and, together with the Series A Notes, the “Notes”) and warrants (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”) to purchase 2,753,448 shares of our common stock at $14.50 per share. The Series B Notes will be convertible into our common stock, subject to certain adjustments and closing conditions, at a purchase price of $14.50 per share, which would equal 16,551,724 shares. The Series B Warrants will be exercisable by Hellman & Friedman and their permitted transferees on or after April 22, 2006, or earlier under certain circumstances, and will terminate on December 8, 2008, unless earlier terminated in connection with the mandatory redemption of the Notes. The Series B Notes, Series B Warrants and the shares underlying the Series B Notes and Series B Warrants are not transferable without our consent until September 8, 2006. In addition, the Series B Notes, the Series B Warrants and the shares underlying the Series B Notes and the Series B Warrants can only be transferred pursuant to an exemption to the Securities Act or if they are registered under the Securities Act.

The holders of the Notes and the Warrants are entitled to the benefits of a registration rights agreement among us, SLP and Hellman & Friedman commencing September 8, 2006. Under the registration rights agreement, we have agreed to file registration statements to cover the resale of the Notes or the common stock issuable upon conversion of the Notes or exercise of the Warrants at the request of the holders and grant rights to the holders to register their common stock if we file registration statements to register our common stock.

In addition, our stockholders approved an amendment to our restated certificate of incorporation permitting the holders of the Notes to vote on all matters submitted to a vote of our stockholders. Under the terms of the amendment, each holder of the Notes is entitled to the number of votes equal to the number of shares of our common stock that could be acquired upon conversion of such holder’s Notes on the applicable record date, subject to the 5% voting limitation contained in our restated certificate of incorporation.

The Notes are senior unsecured obligations of us and rank pari passu in right of payment with all existing and any future senior unsecured indebtedness of us and are senior in right of payment to any future subordinated indebtedness of us. The Notes will be convertible on and after April 22, 2006 (or earlier under certain circumstances) by their holders into our common stock at an initial conversion rate of 0.0689655 shares of our common stock per $1.00 principal amount of Notes, subject to adjustments, or, at our option, into cash and our common stock.

We may redeem the Notes at any time after April 22, 2011 for a cash payment equal to the aggregate principal amount of the Notes plus any accrued and unpaid interest on the Notes, subject to the holders’ option to convert the Notes into our common stock after notice of such redemption is given. The indenture pursuant to which the Notes were issued is subject to customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, acceleration of certain other indebtedness rendering of final judgments for the payment of certain money, and certain events of bankruptcy and insolvency.

Additionally, in connection with the issuance of the Notes and the Warrants, we entered into an amended and restated securityholders agreement with SLP and Hellman & Friedman. Under the terms of this agreement, SLP and Hellman & Friedman are each entitled to (i) have a representative appointed to our board of directors, (ii) obtain additional information about us and (iii) certain consultation and information rights; provided that SLP and its affiliates and Hellman & Friedman and its affiliates maintain ownership of a certain percentage of the Notes. Messrs. Glenn Hutchins and Patrick Healy are on our board of directors as a result of these provisions.

LEGAL PROCEEDINGS

We are not currently a party to any litigation that we believe could have a material adverse effect on our business, financial condition, or operating results. However, from time to time, we have been threatened with, or named as a defendant in, lawsuits.

As a result of the INET acquisition, Nasdaq has become an interested party with respect to a pending arbitration between Instinet and Archipelago. In response to an NASD arbitration claim by an Instinet subsidiary in 2002, Archipelago filed a counter-claim alleging (1) that Island and Instinet conspired to set fees and (2) that Island used dominant market power in an anti-competitive manner. In February 2003, Archipelago filed a separate NASD arbitration claim against Instinet seeking to recoup fees that it had paid Instinet, alleging that the fees Instinet charged were differential and violated Regulation ATS, and alleging an antitrust claim similar to that described above. The two arbitrations have been consolidated, bringing the combined claim against Instinet and one of its subsidiaries to $213.0 million. The consolidated arbitration has been set for hearing before an NASD arbitration panel. The parties have almost completed discovery and Nasdaq has proposed that the parties exchange pre-trial motions during the first quarter of 2006. Nasdaq does not believe that the impact of this arbitration should result in a material adverse effect on our business, financial condition, or operating results.

RELATIONSHIP WITH NASD

History

We were founded in 1971 as a wholly-owned subsidiary of NASD. NASD, which operates subject to SEC oversight, is the largest self-regulatory organization in the United States with a membership that includes virtually every broker-dealer that engages in the securities business within the United States. Beginning in 2000, NASD restructured and broadened our ownership through a two-phase private placement of our securities. Securities in the private placements were offered to all NASD members, certain issuers listed on The Nasdaq Stock Market and certain investment companies.

On January 13, 2006, the SEC approved our application for registration as a national securities exchange. We will not begin to operate as an exchange, however, until we meet conditions imposed by the SEC. Until we become an operating exchange, NASD has delegated to us our legal authority to operate as a stock market under a plan approved by the SEC, or Delegation Plan. Also, until such time, the SEC also requires that NASD retain greater than 50% of the voting control over us. Although we exercise primary responsibility for market-related functions, including market-related rulemaking and interpretations, all actions taken pursuant to authority delegated by NASD are subject to review, ratification, or rejection by the NASD Board of Governors. Until we are operating as a national securities exchange, the Delegation Plan remains in effect.

Agreements and Arrangements with NASD

Regulatory Services Agreement

Pursuant to the Delegation Plan, NASDR, a wholly-owned subsidiary of NASD, currently provides us with regulatory services, including the regulation of trading activity on The Nasdaq Stock Market and the market surveillance functions of Nasdaq. We do not have a formalized written agreement with NASDR for the performance of regulatory services prior to us operating as an exchange. In the nine months ended September 30, 2005 and in the year ended December 31, 2004, we paid NASDR $31.3 million and $45.6 million, respectively, for regulatory services provided pursuant to the Delegation Plan, versus $61.8 million in 2003. The reduction was due to achieving operational efficiencies and the diversification of NASDR’s client base.

We have entered into a regulatory services agreement pursuant to which NASDR would provide regulatory services to us for a term of 10 years commencing when we meet SEC conditions to operate as an exchange. Since these conditions have not yet been satisfied, no services have been performed under this agreement. Pursuant to the terms of the regulatory services agreement, the services provided will be of the same type and scope as are currently provided by NASDR to us under the Delegation Plan. Each regulatory service is to be provided for a minimum of five years, then the parties may determine to terminate a particular service. The termination of a particular service will generally be based upon a review of pricing and the need for such services. Under the agreement, NASD will bill us a fee for each required service provided that it is based on NASD’s direct and indirect costs plus a markup of six percent on compensation costs related to NASD’s employees used to provide the services. Any services other than those required by the agreement will be billed at cost, plus a mutually agreed upon markup.

Similar to the services NASDR currently provides us, under the regulatory services agreement, NASDR will:

•	review and approve new member applications;

•	perform automated surveillance of trading on The Nasdaq Stock Market;

•	review member firm compliance with the rules and regulations applicable to trading and market-making functions in The Nasdaq Stock Market;

•	investigate suspicious activity in quoting and trading on The Nasdaq Stock Market;

•	conduct examinations of member firms;

•	initiate the disciplinary process once it is determined that a potential violation of a federal securities law or rule, or an SRO rule, may have occurred; and

•	operate an arbitration program and a mediation program for the resolution of customer, member firm employee, and Nasdaq member-to-member disputes.

Series D Preferred Stock

The SEC requires that NASD retain greater than 50% of the voting control over us. The one outstanding share of Series D Preferred Stock issued to NASD ensures that NASD maintains voting control until we meet SEC conditions to operate as an exchange and no longer rely on the NASD’s SRO license. The voting power of the share of Series D Preferred Stock is recalculated for each matter presented to stockholders. NASD is entitled to cast the number of votes that, together with all other votes that NASD is entitled to vote by virtue of ownership, proxies or voting trusts, enables NASD to cast one vote more than one-half of all votes entitled to be cast by stockholders. Once we become operational as an exchange, the share of Series D Preferred Stock will automatically lose its voting rights and will be redeemed by us for $1.00. See “Risk Factors—NASD will continue to maintain voting control over us until we meet SEC conditions to operate as an exchange and may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests” for more information.

Series C Cumulative Preferred Stock

NASD is the sole holder of our Series C Cumulative Preferred Stock. We may redeem the shares of Series C Cumulative Preferred Stock at our option from time to time and are required to use the net proceeds from the first sale by us of our common stock in an underwritten public offering, subject to certain limited exceptions, to redeem all or a portion of the Series C Cumulative Preferred Stock. We intend to redeem all of the outstanding shares of Series C Cumulative Preferred Stock with the proceeds from this offering.

Investor Rights Agreement

In connection with our separation from NASD, in 2002 we entered into an investor rights agreement with NASD, pursuant to which we granted NASD registration rights with respect to the outstanding shares of Series C Cumulative Preferred Stock and the shares of common stock underlying the warrants referred to below issued by NASD in two private placements in 2000 and 2001. In addition, NASD may direct, subject to the terms and conditions set forth in the investor rights agreement, that we allow NASD members to subscribe to purchase up to 10,295,403 shares of common stock in the event that we conduct an initial public offering of our common stock for cash. A portion of this offering, which is being made to NASD members, satisfies this obligation.

Warrants and the Voting Trust Agreement

In connection with our restructuring in 2000, NASD sold 10,806,494 warrants to purchase up to an aggregate of 43,225,976 outstanding shares of common stock owned by NASD. Each warrant issued by NASD entitles the holder to purchase one share in each of four one-year exercise periods. The first three exercise periods expired on June 27, 2003, June 25, 2004 and June 27, 2005, respectively. As of December 31, 2005, holders have exercised warrants to purchase approximately 6.9 million shares of common stock during the first three exercise periods. Any shares that will be sold by NASD in this offering are the shares underlying expired and unexercised warrants. The fourth and final exercise period, during which the exercise price per share is $16, will expire on June 27, 2006. The voting rights associated with the shares of common stock underlying the warrants, as well as the shares of common stock purchased through the valid exercise of warrants, are governed by the voting trust agreement entered into by us, NASD and The Bank of New York, as voting trustee.

Initially, the holders of the warrants will not have any voting rights with respect to the shares of common stock underlying such warrants. Until Nasdaq is operating as an exchange, the shares of common stock underlying unexercised and unexpired warrant tranches, as well as the shares of common stock purchased through the exercise of warrants, will be voted by the voting trustee at the direction of NASD. The voting rights associated with the shares of common stock underlying unexercised and expired warrant tranches will revert to NASD. However, NASD has determined, commencing at the time we meet SEC conditions to operate as an exchange, to vote any shares of common stock that it owns (other than shares underlying then outstanding warrants) in the same proportion as our other stockholders. As soon as Nasdaq meets these conditions, the warrant holders will have the right to direct the voting trustee as to the voting of the shares of common stock underlying unexercised and unexpired warrant tranches until the earlier of the exercise or the expiration of such warrant tranches. The shares of common stock purchased upon a valid exercise of a warrant tranche prior to our satisfaction of SEC conditions to operate as an exchange will be released from the voting trust agreement upon the earlier to occur of such time or the filing of a registration statement applicable to such shares underlying a warrant. The shares of common stock purchased upon a valid exercise of a warrant tranche after our satisfaction of SEC conditions to operate as an exchange will not be subject to the voting trust agreement.

At NASD’s request, we have provided those persons who purchased warrants to purchase shares of our common stock in our 2000 and 2001 private placements and exercised those warrants by December 31, 2005 with the opportunity to sell those shares in this public offering. Participation will be subject to meeting eligibility requirements and completing satisfactory documentation. NASD will pay the underwriting discount for shares being sold by such persons in this public offering.

Defined-Benefit Pension Plan

Prior to January 1, 2006, we were a participating employer in a noncontributory, defined-benefit pension plan that NASD sponsors for the benefit of its eligible employees and the eligible employees of its subsidiaries. The investment policy and strategy of the plan asset is established by the NASD Pension Plan Committee and reviewed on an annual basis, under the advisement of an investment consultant. For more information about the pension plan, please see Note 14, “Employee Benefits,” to our consolidated financial statements for the fiscal year ended December 31, 2004. As part of our separation from NASD, effective January 1, 2006, we adopted our own noncontributory, defined benefit pension plan and transferred Nasdaq participants in NASD’s pension plan to our pension plan.

Leases

We pay NASD and certain of its subsidiaries approximately $5.8 million on an annual basis for the use of approximately 118,000 square feet of office space in multiple locations.

Sale of Building

In June 2005, Nasdaq completed the sale of the building it owned in Rockville, Maryland to NASD for $17.8 million. This facility was Nasdaq’s disaster recovery site. Effective September 2005, Nasdaq relocated its disaster recovery site to a third party outsource facility.

Transfer of Responsibility for OTC Bulletin Board

On October 1, 2005, Nasdaq transferred responsibility for the OTC Bulletin Board back to NASD. We sold all assets of the OTC Bulletin Board solely related to its operations to NASD in consideration for NASD’s agreement to outsource the operation of the OTC Bulletin Board to us for an initial two year period, subject to one year renewals upon mutual consent, and the waiver by NASD of regulatory fees related to our operation of the OTC Bulletin Board before the transfer. NASD will pay us $14.2 million in the first year and $14.7 million in the second year for our services under the agreement, with payments in any subsequent periods to be subject to agreement among the parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock as of December 31, 2005 and as adjusted to give effect to this offering by:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each selling stockholder;

•	each member of our board of directors and each of our named executive officers (unless otherwise indicated, the business address of such persons is One Liberty Plaza, New York, New York, 10006); and

•	all members of our board of directors and our executive officers as a group.

This table assumes the sale of 7,000,000 shares of common stock by us in this offering. It also assumes that the overallotment option granted to the underwriters to purchase up to an additional 1,041,960 shares from us and an additional 1,041,961 shares from NASD is not exercised. Only we and NASD will participate in the overallotment option. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus supplement are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted below, voting trust certificates and warrants that are exercisable for our shares are included in amount and nature of beneficial ownership and percentage ownership even though holders of the voting trust certificates and warrants were not entitled to vote such voting trust certificates and warrants as of December 31, 2005.

Selling stockholders may sell up to 3,386,743 shares in this offering. We will amend this prospectus supplement to incorporate each selling stockholder’s name, amount and nature of beneficial ownership, number of shares being offered, percentage of beneficial ownership, and any other applicable material information.

In addition to NASD’s beneficial ownership of our common stock described in the following table, NASD owns one share, or 100%, of our Series D Cumulative Preferred Stock and 953,470 shares, or 100%, of our Series C Cumulative Preferred Stock. We expect to redeem all remaining Series C Cumulative Preferred Stock with a portion of the proceeds raised by us in this offering. The one outstanding share of Series D Cumulative Preferred Stock issued to NASD ensures that NASD maintains voting control until we are no longer required to operate under NASD’s SRO license.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Number of Shares Being Offered	Percentage Beneficially Owned
			Before Offering	After Offering
Directors and Named Executive Officers
H. Furlong Baldwin(1)	18,698	—	*	*
Michael Casey(2)	21,823	—	*	*
Daniel Coleman(3)	—	—	—	—
Jeffrey N. Edwards(4)	5,286	—	*	*
Lon Gorman(5)	5,612	—	*	*
Patrick J. Healy(6)	—	—	—	—
Glenn H. Hutchins(7)	3,032	—	*	*
Merit E. Janow(8)	1,516	—	*	*
John D. Markese(9)	29,927	—	*	*
Thomas F. O’Neill(10)	1,516	—	*	*
James S. Riepe(11)	3,021	—	*	*
Arvind Sodhani(12)	—	—	—	—
Thomas G. Stemberg(13)	24,667	—	*	*
Mary Jo White (14)	1,261	—	*	*
Deborah L. Wince-Smith(15)	1,516	—	*	*
Robert Greifeld(16)	1,800,000	—	2.2%	2.0%
Christopher R. Concannon(17)	101,451	—	*	*
Adena T. Friedman(18)	102,016	—	*	*
Edward S. Knight(19)	91,932	—	*	*
David P. Warren(20)	122,705	—	*	*
All directors and executive officers of Nasdaq as a group (24 persons)	2,731,279	—	3.3%	3.0%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Number of Shares Being Offered	Percentage Beneficially Owned
			Before Offering	After Offering
Other Principal and Selling Stockholders(21)
National Association of Securities Dealers, Inc.(22)	22,138,996	3,506,067	26.6%	16.9%
Hellman & Friedman Capital Partners IV, L.P.(6) H&F International Partners IV-A, L.P. H&F International Partners IV-B, L.P. H&F Executive Fund IV, L.P.	24,594,650	—	22.9%	21.5%
Silver Lake Partners II TSA, L.P.(7) Silver Lake Technology Investors II, L.L.C. Silver Lake Partners TSA, L.P. Silver Lake Investors, L.P.	12,702,857	—	13.3%	12.4%
Wellington Management Company, LLP(23)	9,937,056	—	12.0%	11.0%
Citigroup Global Markets, Inc.(24)	573,250	286,625	*	*
Credit Suisse Securities (USA) LLC(25)	750,000	375,000	*	*
Keefe, Bruyette & Woods, Inc.(26)	600	300	*	*
Merrill Lynch, Pierce, Fenner & Smith Incorporated(27)	1,875,000	1,340,000	2.3%	2.1%
Sandler O’Neill Partners L.P.(28)	60,625	14,125	*	*

*	Represents less than 1%.

(1)	Represents 5,000 vested options to purchase common stock issued under the Nasdaq Equity Incentive Plan, or the Equity Plan, and 13,698 shares of restricted stock issued under the Equity Plan, 3,125 of which vested on May 7, 2005, 7,541 of which vest on June 25, 2006, and 3,032 of which vest on May 25, 2007. Under the terms of the Equity Plan, Mr. Baldwin has the right to direct the voting of the restricted shares.

(2)	Represents 5,000 vested options to purchase common stock issued under the Equity Plan, and 16,823 shares of restricted stock issued under the Equity Plan, 6,250 of which vested on May 7, 2005, 7,541 of which vest on June 25, 2006, and 3,032 of which vest on May 25, 2007. Under the terms of the Equity Plan, Mr. Casey has the right to direct the voting of the restricted shares. Excludes shares of common stock owned by Starbucks Corporation, of which Mr. Casey is an officer. Mr. Casey disclaims beneficial ownership of such shares.

(3)	Excludes shares of common stocks and warrants owned by affiliates of UBS Investment Bank, of which Mr. Coleman serves as a managing director. Mr. Coleman disclaims beneficial ownership of such shares and warrants.

(4)	Represents 5,286 shares of restricted stock issued under the Equity Plan, of which 3,770 vest on June 25, 2006 and 1,516 of which vest on May 25, 2007. Under the terms of the Equity Plan, Mr. Edwards has the right to direct the voting of the restricted shares. Excludes shares of common stock and warrants to purchase common stock owned by Merrill Lynch and its affiliates, of which Mr. Edwards serves as Senior Vice President. Mr. Edwards disclaims beneficial ownership of such shares and warrants. See footnote 27.

(5)	Represents 5,612 shares of restricted stock issued under the Equity Plan, 1,842 of which vested on June 11, 2005 and 3,770 of which vest on June 25, 2006. Under the terms of the Equity Plan, Mr. Gorman has the right to direct the voting of restricted shares.

(6)

Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P. and H&F Executive Fund IV, L.P. (collectively, the “H&F Entities”) collectively beneficially own (1) $60 million in aggregate principal amount of Series A Notes, (2) Series A Warrants to purchase 646,552 shares of common stock at an exercise price of $14.50 per share, (3) $240 million aggregate principal amount of Series B Notes, (4) Series B warrants to purchase 2,753,448 shares of common stock at an exercise price of $14.50 per share, (5) 500,000 shares of common stock and (6) 5,000 vested options held by one of our former directors for the benefit of the H&F Entities (collectively, the “Securities”). The Series A Notes will be convertible into 4,137,928 shares of common stock and the Series B Notes will be convertible into 16,551,722 shares of common stock, in each case subject to adjustment, in general, for any stock split, dividend, combination, recapitalization or other similar event. Hellman & Friedman Capital Partners IV, L.P. holds $48,365842 in aggregate principal amount of Series A Notes, a Series A Warrant to purchase 521,184 shares of common stock, $193,463,369 in aggregate principal amount of Series B Notes and a Series B Warrant to purchase 2,219,547 shares of common stock. H&F International Partners IV-A, L.P. holds $7,939,487 in aggregate principal amount of Series A Notes, a Series A Warrant to purchase 85,555 shares of common stock, $31,757,949 in aggregate principal amount of Series B Notes and a Series B Warrant to purchase 364,349 shares of common stock. H&F International Partners IV-B, L.P. holds $2,618,946 in aggregate principal amount of Series A Notes, a Series A Warrant to purchase 28,221 shares of common stock, $10,475,784 in aggregate principal amount of Series B Notes and a Series B Warrant to purchase 120,186 shares of common stock. H&F Executive Fund IV, L.P. holds $1,075,725 in aggregate principal amount of Series A Notes, a Series A Warrant to purchase 11,592 shares of common stock, $4,302,898 in aggregate principal amount of Series B Notes and a Series B Warrant to purchase 49,366 shares of common stock. H&F Investors IV, LLC is the general partner of each of the H&F Entities. The investment decisions of each of the H&F Entities are made by the investment committee of H&F Investors IV, LLC, which exercises voting and dispositive power over the Securities. Patrick Healy is a managing director of H&F Investors IV, LLC but is not a member of the investment committee. Mr. Healy disclaims beneficial ownership of the securities described above except to the extent of his indirect pecuniary interest therein. Holders of the Series A and Series B Notes are entitled to the number of votes equal to the number of shares of common stock that could be acquired upon conversion of such holder’s Series A and Series B Notes on the applicable record date, subject to the 5% voting limitation contained in Nasdaq’s Restated Certificate of Incorporation. The business address of the H&F Entities is One Maritime Plaza, 12th Floor, San Francisco, CA 94111.

(7)	Glenn H. Hutchins owns 3,032 shares of restricted common stock granted pursuant to the Equity Plan, 100% of which vest on May 25, 2007. Mr. Hutchins is a managing director of each of: (i) Silver Lake Technology Associates II, L.L.C., which is the general partner of Silver Lake Partners TSA II, L.P.; (ii) Silver Lake Technology Associates, L.L.C., which is the general partner of each of Silver Lake Partners TSA, L.P. and Silver Lake Investors, L.P.; and (iii) Silver Lake Technology Management, L.L.C., which is the managing member of Silver Lake Management Company, L.L.C., which is the manager of Silver Lake Technology Investors II, L.L.C. Mr. Hutchins disclaims beneficial ownership of the Series A Notes and the Series A Warrants held by Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P. and Silver Lake Investors, L.P. (collectively, the “Silver Lake Entities”). Silver Lake Partners II TSA, L.P. holds $119,843,370 in aggregate principal amount of the Series A Notes and a Series A Warrant to purchase 1,291,415 shares of common stock. Silver Lake Technology Investors II, L.L.C. holds $167,040 in aggregate principal amount of the Series A Notes and a Series A Warrant to purchase 1,800 shares of common stock. Silver Lake Partners TSA, L.P. holds $20,769,568 in aggregate principal amount of the Series A Notes and a Series A Warrant to purchase 223,810 shares of common stock. Silver Lake Investors, L.P. holds $584,611 in aggregate principal amount of the Series A Notes and a Series A Warrant to purchase 6,300 shares of common stock. In addition, the Silver Lake Entities may be deemed to beneficially own 1,125,000 shares of common stock and warrants to purchase 281,250 shares of common stock owned by Instinet LLC and 24,000 shares of common stock owned by Instinet Clearing, which, along with Instinet LLC, was acquired by affiliates of the Silver Lake Entities in December 2005. The Silver Lake Entities and Mr. Hutchins disclaim beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein. Holders of the Series A Notes are entitled to the number of votes equal to the number of shares of common stock that could be acquired upon conversion of such holder’s Series A Notes on the applicable record date, subject to the 5% voting limitation contained in Nasdaq’s Restated Certificate of Incorporation. The business address of the Silver Lake Entities is 2725 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(8)	Represents 1,516 shares of restricted stock issued under the Equity Plan, 100% of which vest on May 25, 2007. Under the terms of the Equity Plan, Ms. Janow has the right to direct the voting of the restricted shares.

(9)	Includes 5,000 vested options to purchase common stock issued under the Equity Plan, and 9,927 shares of restricted stock issued under the Equity Plan, 3,125 of which vested on May 7, 2005, 3,770 of which vest on June 25, 2006, and 3,032 of which vest on May 25, 2007. Under the terms of the Equity Plan, Mr. Markese has the right to direct the voting of the restricted shares. Includes 15,000 shares of common stock held by the John D. Markese Trust September 2, 1999, of which Mr. Markese is a trustee and beneficiary.

(10)	Represents 1,516 shares of restricted stock issued under the Equity Plan, 100% of which vest on May 25, 2007. Under the terms of the Equity Plan, Mr. O’Neill has the right to direct the voting of the restricted shares. Excludes shares of common stock and warrants to purchase common stock owned by Sandler O’Neill & Partners, L.P., of which Mr. O’Neill is a founding principal. Mr. O’Neill disclaims beneficial ownership of such shares and warrants. See footnote 28.

(11)	Represents 3,021 shares of restricted stock issued under the Equity Plan, of which 100% vest on May 26, 2007. Excludes shares of common stock and warrants to purchase common stock owned by T. Rowe Price Group, Inc. and its affiliates, of which Mr. Riepe is Vice Chairman. Mr. Riepe disclaims beneficial ownership of such shares and warrants.

(12)	Excludes shares of common stock owned by Intel Corporation, of which Mr. Sodhani is an officer. Mr. Sodhani disclaims beneficial ownership of such shares.

(13)	Represents (a) 9,667 shares of restricted stock issued under the Equity Plan, 1,261 shares of which vested on January 29, 2005, 3,125 shares of which vested on May 7, 2005, 3,770 of which vest on June 25, 2006, and 1,511 of which vest on May 26, 2007 and (b) 15,000 shares of common stock purchased by Mr. Stemberg in open market transactions. Under the terms of the Equity Plan, Mr. Stemberg has the right to direct the voting of the restricted shares.

(14)	Represents 1,261 shares of restricted stock issued under the Equity Plan, 100% of which vested on January 29, 2005. Under the terms of the Equity Plan, Ms. White has the right to direct the voting of the restricted shares.

(15)	Represents 1,516 shares of restricted stock issued under the Equity Plan, 100% of which vest on May 25, 2007. Under the terms of the Equity Plan, Ms. Wince-Smith has the right to direct the voting of the restricted shares.

(16)	Includes (a) 750,000 vested options to purchase common stock issued under the Equity Plan, (b) 450,000 vested options to purchase common stock granted as an inducement award outside of the Equity Plan in accordance with the terms of Mr. Greifeld’s employment agreement, (c) 100,000 shares of restricted stock issued as an inducement award outside of the Equity Plan, 33,000 shares of which vested on each of May 12, 2004 and May 12, 2005, and 34,000 shares which vest on May 12, 2006, (d) 100,000 shares of restricted stock issued under the Equity Plan, of which 33,000 shares vested on May 12, 2005 and of which 33,000 will vest on May 12, 2006, and 34,000 shares will vest on May 12, 2007, (e) 100,000 shares of restricted stock issued under the Equity Plan, of which 33,000 shares vest on each of May 12, 2006 and May 12, 2007 and of which 34,000 shares vest on May 12, 2008 and (f) 300,000 shares of common stock issued to Mr. Greifeld upon exercise of vested options. Under the terms of his award agreements, Mr. Greifeld has the right to direct the voting of the restricted shares.

(17)	Represents 99,000 vested options to purchase common stock under the Equity Plan and an additional 2,451 shares of common stock purchase pursuant to the Nasdaq Employee Stock Purchase Plan, or ESPP.

(18)	Represents (a) 14,000 shares of common stock acquired upon exercise of vested stock options, (b) 75,698 vested options to purchase common stock issued under the Equity Plan, (c) 15,900 shares of restricted stock granted under the Equity Plan (of which Ms. Friedman sold 4,957 shares in connection with a stock swap to exercise vested options), of which 1,350 shares vested on each of February 14, 2002, February 14, 2003, February 14, 2004, and February 14, 2005, 1,830 shares vested on each of February 14, 2003, February 14, 2004 and February 14, 2005 and of which 1,350 shares will vest on February 14, 2006 and 1,830 shares will vest on each of February 14, 2006 and February 14, 2007 and (d) 1,375 shares of common stock purchased pursuant to the ESPP. Under the terms of the Equity Plan, Ms. Friedman has the right to direct the voting of the restricted shares.

(19)	Represents (a) 7,000 shares of common stock acquired upon exercise of vested stock options, (b) 62,700 vested options to purchase common stock issued under the Equity Plan, and (c) 15,900 shares of restricted stock granted under the Equity Plan (of which Mr. Knight sold 2,231 shares in payment of taxes and 2,478 shares in connection with a stock swap to exercise vested options), of which 3,180 shares vested on each of February 14, 2002, February 14, 2003, February 14, 2004, and February 14, 2005 and 3,180 shares will vest on February 14, 2006 and (d) an additional 11,041 shares of common stock purchased pursuant to the ESPP. Under the terms of the Equity Plan, Mr. Knight has the right to direct the voting of the restricted shares.

(20)	Represents (a) 14,000 shares of common stock acquired upon exercise of vested options, (b) 100,000 vested options to purchase common stock under the Equity Plan and (c) 15,900 shares of restricted stock issued under the Equity Plan (of which Mr. Warren sold 2,323 shares in payment of taxes and 4,872 shares in connection with a stock swap to exercise vested options), of which 3,180 shares vested on each of February 14, 2002, February 14, 2003, February 14, 2004, and February 14, 2005, and 3,180 shares will vest on February 14, 2006. Under the terms of the Equity Plan, Mr. Warren has the right to direct the voting of the restricted shares.

(21)	Unless otherwise indicated, any options or warrants to acquire common stock included in the shares beneficially owned for these stockholders are currently exercisable. Also except in the case of Merrill Lynch, Pierce, Fenner & Smith Incorporated, voting trust certificates and warrants that are exercisable for our shares are included in amount and nature of beneficial ownership and percentage ownership even though holders of the voting trust certificates and warrants were not entitled to vote such voting trust certificates and warrants as of December 31, 2005. See footnote 27.

(22)	Represents (a) 4,548,028 shares of common stock held by NASD, (b) 6,866,749 shares of common stock underlying voting trust certificates sold by NASD upon the exercise of warrants issued by NASD of which 3,386,743 shares are expected to be sold by the holders thereof in this offering and of which the remaining 3,480,006 shares will not be sold in this offering and (c) 10,724,219 shares of common stock underlying warrants issued by NASD that have not been exercised. Until Nasdaq meets SEC conditions to operate as an exchange, the shares of Nasdaq common stock underlying the warrants are subject to a voting trust agreement whereby a voting trustee will vote all shares of Nasdaq common stock underlying unexpired and unexercised warrants, as directed by NASD. Additionally, until the earlier to occur of Nasdaq meeting such conditions or the effectiveness of a registration statement filed by Nasdaq with the SEC registering the resale of shares of common stock underlying voting trust certificates sold upon exercise of warrants, the voting trustee will vote all such shares of common stock underlying voting trust certificates sold upon the exercise of warrants, as directed by NASD. Therefore, while NASD no longer has an economic interest in the shares of common stock underlying voting trust certificates sold upon the exercise of warrants, it retains the voting rights of such shares until the earlier to occur of Nasdaq meeting SEC conditions to operate as an exchange or the effectiveness of a registration statement with respect to such shares. The column of the table with respect to the percentage beneficially owned after the offering takes into account the 3,506,067 shares being sold by NASD and the 3,386,743 shares being sold by the other selling stockholders. To the extent that the overallotment option is exercised in full, NASD will sell an additional 1,041,961 shares of common stock. The business address for NASD is 1735 K Street, N.W., Washington, D.C. 20006.

(23)	Wellington Management Company, LLP (“Wellington Management”), is an investment advisor that beneficially owns 9,937,056 shares of our common stock. Wellington Management is entitled to the number of votes equal to the number of shares of common stock that it owns, subject to the 5% voting limitation contained in Nasdaq’s Restated Certificate of Incorporation. The business address of Wellington Management is 75 State Street, Boston, MA 02109.

(24)	Represents 286,625 shares underlying voting trust certificates and warrants to purchase 286,625 shares of common stock owned by Citigroup Global Markets, Inc. and its affiliates. After this offering, Citigroup Global Markets, Inc. and its affiliates will continue to own warrants to purchase 286,625 shares of common stock.

(25)	Represents 375,000 shares underlying voting trust certificates and warrants to purchase 375,000 shares of common stock. After this offering, Credit Suisse Securities (USA) LLC will continue to own warrants to purchase 375,000 shares of common stock.

(26)	Represents 300 shares underlying voting trust certificates and warrants to purchase 300 shares of common stock. After this offering, Keefe, Bruyette & Woods, Inc. will continue to own warrants to purchase 300 shares of common stock.

(27)	In addition to the 1,875,000 shares of common stock owned by ML IBK Positions, Inc. (ML IBK), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, ML IBK also owned 468,750 shares underlying voting trust certificates and warrants to purchase 468,750 shares. Further, Merrill Lynch International, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, owned 871,250 shares underlying voting trust certificates and warrants to purchase 656,250 shares of common stock. Percentage ownership after the offering reflects ownership as of December 31, 2005 although after this offering, ML IBK will own 1,003,750 shares and warrants to purchase 468,750 shares of common stock and Merrill Lynch International will own warrants to purchase 656,250 shares of common stock.

(28)	Represents 32,375 shares, 14,125 shares underlying voting trust certificates and warrants to purchase 14,125 shares of common stock. After this offering, Sandler O’Neill Partners L.P. will continue to own 32,375 shares and warrants to purchase 14,125 shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALE

As of December 31, 2005 we had 83,148,909 shares of common stock outstanding. All of these shares, including the shares sold in this offering, will be available for immediate sale in the public market as of the date of this prospectus supplement subject to the limitations described below. Any shares purchased by our affiliates, including NASD, may generally only be sold pursuant to a registration statement or an exemption from registration, including in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the issuer. To the extent the overallotment option is not exercised by the underwriters, NASD will hold up to 1,041,961 shares that will be freely transferable subject to the above. Additionally, 14,204,225 of the shares of our common stock are not immediately available for sale because they are shares underlying unexercised and unexpired warrants issued by NASD or shares received upon exercise of warrants issued by NASD which are not being sold in this offering. We plan to register these shares for resale, the warrants and the shares underlying the warrants no later than 90 days after the closing of this offering. See “Relationship with NASD—Agreements and Arrangements with NASD—Warrants and the Voting Trust Agreement.” If any of the warrants expire without being exercised, then NASD will be able to sell any such underlying shares pursuant to a registration statement or an exemption from registration, including pursuant to the limitations of Rule 144 described below. In addition, approximately 30.7 million shares of our common stock issuable upon the conversion of our 3.75% convertible subordinated notes due October 2012 currently owned by SLP and Hellman & Friedman at a conversion price of $14.50 per share are entitled to certain registration rights beginning in September 2006. The notes and the shares underlying the notes are not transferable without our consent until September 8, 2006. The warrants held by SLP and Hellman & Friedman, which are exercisable at a strike price of $14.50 per share into 5.0 million shares of our common stock also possess registration rights. Finally, as of December 31, 2005, 5,316,755 of our options were exercisable.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors, NASD, and certain of our other stockholders, option holders and warrant holders, including the underwriters and selling stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly of indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of Merrill Lynch, J.P. Morgan Securities and Credit Suisse for a period of 90 days after the date of the pricing of this offering. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) issue securities in connection with acquisitions or similar transactions. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) participate in tenders involving the acquisition of a majority of our stock, (b) participate in transfers or exchanges involving common stock or securities convertible into common stock and (c) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, as well as any person who is an affiliate (as that term is defined in Rule 144), would be entitled to sell in any three-month period up to the greater of:

•	1% of the then-outstanding common shares immediately after this offering; and

•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least two years is entitled to sell them without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Registration Rights

The Company has agreed to facilitate the registration of certain shares of common stock, including the shares underlying the NASD warrants, whether or not the warrants have been exercised, under the Securities Act no later than 90 days after the completion of this offering. We expect that the holders of approximately 14,204,225 shares of our common stock will be entitled to such registration. Additionally, approximately 30.7 million shares of our common stock issuable upon the conversion of our 3.75% convertible subordinated notes due October 2012, currently owned by SLP and Hellman & Friedman or their respective affiliates at a conversion price of $14.50 per share, are entitled to certain registration rights, including demand rights. Finally, the warrants held by SLP and Hellman & Friedman or their respective affiliates, which are exercisable at a strike price of $14.50 per share into 5.0 million shares of our common stock, also possess registration rights, including demand rights. The holders of our convertible notes and the warrants will be entitled to the benefits of these registration rights as early as September 2006. If these shares are registered pursuant to these rights, they would become freely tradable immediately upon the effectiveness of the registration of such shares under the Securities Act, except for shares purchased by affiliates.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder’s permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below:

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Thomas Weisel Partners LLC
Citigroup Global Markets Inc.
Friedman, Billings, Ramsey & Co., Inc.
Keefe, Bruyette & Woods, Inc.
Sandler O’Neill & Partners, L.P.

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession, and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to The Nasdaq Stock Market, Inc. and the selling stockholders. The information assumes no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders(1)	$	$	$

(1)	Nasdaq will pay the underwriting discount for the shares that it sells. NASD will pay the underwriting discount for shares being sold by selling stockholders (including shares sold by NASD), and accordingly any such selling stockholder (other than NASD) will receive the public offering price. NASD and Nasdaq will pay the underwriting discount for the shares Nasdaq expect to sell under the directed share program and purchasers under the directed share program will pay the public offering price less the underwriting discount.

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by Nasdaq. The underwriters have agreed to reimburse us for certain expenses in this offering.

Overallotment Option

We and NASD have granted options to the underwriters to purchase up to 1,041,960 additional shares from us and 1,041,961 additional shares from NASD at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

Pursuant to the investor rights agreement between us and NASD, the underwriters were asked to allow members of NASD to subscribe for the purchase of our common stock in this offering. See “Relationship with NASD—Agreements and Arrangements with NASD—Investor Rights Agreement.” The underwriting discount with respect to the sale of these shares will be shared equally between NASD and us. The underwriters have reserved for sale, at the public offering price less the underwriting discount, up to approximately 371,400 shares offered by this prospectus supplement for sale to certain members of NASD. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus supplement.

No Sales of Similar Securities

Pursuant to certain “lock-up” agreements, we and our executive officers, directors, NASD, and certain of our other stockholders, option holders and warrant holders, including the underwriters and selling stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly of indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of Merrill Lynch, J.P. Morgan Securities and Credit Suisse for a period of 90 days after the date of the date of the pricing of this offering. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) issue securities in connection with acquisitions or similar transactions. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions to: (a) participate in tenders involving the acquisition of a majority of our stock, (b) participate in transfers or exchanges involving common stock or securities convertible into common stock and (c) make certain gifts. Additionally, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Quotation on the Nasdaq National Market

The shares are quoted on the Nasdaq National Market under the symbol “NDAQ.”

Price Stabilization, Short Positions and Penalty Bid

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. Merrill Lynch, as stabilization agent, may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Internet Distribution

Merrill Lynch will be facilitating internet distribution for this offering to certain of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

In addition, a prospectus in electronic format may be made available on the website maintained by Credit Suisse and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, including as financial advisor or a financing source in connection with acquisitions we may pursue. They have received customary fees and commissions for these transactions. Merrill Lynch represented us in connection with the acquisition of Brut. Thomas Weisel Partners LLC represented us in connection with the acquisition of INET. In addition, we entered into certain credit facilities with affiliates of certain of the underwriters for our general operating needs and in connection with the INET acquisition. Furthermore, Merrill Lynch and J.P. Morgan Securities are acting as financial advisors for us in connection with certain potential acquisitions. Also, Keefe, Bruyette & Woods, Inc. acted as financial advisor to Nasdaq in connection with certain activities related to the financing for the INET acquisition. Prior to this offering, Merrill Lynch owned directly or through affiliates 1,875,000 shares, 468,750 shares underlying voting trust certificates and warrants to purchase 1,125,000 shares of our common stock. In addition, one of our directors is an officer of an affiliate of Merrill Lynch. Prior to this offering, J.P. Morgan Securities owned directly or through affiliates 516,000 shares and warrants to purchase 436,750 shares of our common stock. Prior to this offering, Credit Suisse owned directly or through affiliates 375,000 shares underlying voting trust certificates and warrants to purchase 375,000 shares of our common stock. Prior to this offering, Thomas Weisel Partners LLC owned directly or through affiliates 58,450 shares underlying voting trust certificates. Prior to this offering, Citigroup Global Markets Inc. owned directly or through affiliates 286,625 shares underlying voting trust certificates and warrants to purchase 286,625 shares of our common stock. Prior to this offering, Keefe, Bruyette & Woods, Inc. owned directly or through affiliates 300 shares underlying voting trust certificates and warrants to purchase 300 shares of our common stock. Prior to this offering, Sandler O’Neill & Partners, L.P. owned directly or through affiliates 32,375 shares, 14,125 shares underlying voting trust certificates and warrants to purchase 14,125 shares of our common stock. In addition, one of our directors is a partner of Sandler O’Neill & Partners, L.P.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in trading activities on The Nasdaq Market Center or INET. We receive transaction fees from market participants who trade on The Nasdaq Market Center or INET and pay market participants liquidity payments if they “provide liquidity”

by submitting orders to The Nasdaq Market Center or INET that are matched with orders internally on The Nasdaq Market Center or INET. We also make payments to pass through to market participants a portion of our operating revenue, which includes market data fees we receive in connection with trades they submit to The Nasdaq Market Center or INET for exchange-listed securities. Certain of the underwriters and their affiliates are, and may in the future be, customers of Brut and INET, our broker-dealer subsidiaries, that provide customers access to The Nasdaq Market Center or INET and other U.S. market centers electronically. Merrill Lynch Professional Clearing, an affiliate of Merrill Lynch, acts as the clearing firm for Brut. Certain of the underwriters and their affiliates have also engaged, and may in the future engage, in trading activities for OTC Bulletin Board securities as well as securities listed on the Portal Market. We operate the OTC Bulletin Board and own and operate the Portal Market.

Some of the underwriters and their affiliates are selling shares in the offering. See “Principal and Selling Stockholders.” Because more than 10% of the net proceeds of the offering may be received by NASD members participating in the offering or affiliates or associated persons of such members, the offering is being conducted in accordance with NASD Conduct Rule 2710(h).

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with NASD. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby has been passed upon for Nasdaq by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for NASD by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of The Nasdaq Stock Market, Inc. appearing in The Nasdaq Stock Market, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein), and The Nasdaq Stock Market, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein (which did not include an evaluation of the internal control over financial reporting of Toll Associates LLC), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Toll Associates LLC from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical consolidated financial statements of Instinet Group Incorporated included in Exhibit 99.1 of The Nasdaq Stock Market, Inc.’s Current Report on Form 8-K/A dated January 27, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Toll Associates LLC as of December 31, 2004 and for the period September 7, 2004 through December 31, 2004 have been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference.

PROSPECTUS

THE NASDAQ STOCK MARKET, INC.

The following are types of securities that we may offer, issue and sell from time to time, together or separately:

•	debt securities, which may be senior debt securities or subordinated debt securities;

•	shares of our preferred stock;

•	shares of our common stock; and

•	warrants to purchase debt or equity securities.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in supplements to this prospectus. The prospectus supplements may also add, update, or change information contained in this prospectus. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

We may offer and sell these securities through one or more underwriters, dealers and agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis.

To the extent that any selling securityholder resells any securities, the selling securityholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling securityholder and the terms of the securities being offered.

The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. Our common stock is quoted on the Nasdaq National Market under the trading symbol “NDAQ.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2006

Unless otherwise stated or the context otherwise requires, references in this prospectus to “Nasdaq,” “we,” “our,” or “us” refer to The Nasdaq Stock Market, Inc., and its direct and indirect subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of debt securities, preferred stock, common stock and warrants, as described in this prospectus, in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

To the extent that this prospectus is used by any selling securityholder to resell any securities, information with respect to the selling securityholder and the terms of the securities being offered will be contained in a prospectus supplement.

You should rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market under the trading symbol “NDAQ.”

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2004, which we filed with the SEC on March 14, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, which we filed with the SEC on May 10, 2005, as amended on May 13, 2005, August 9, 2005 and November 8, 2005, respectively;

•	our Current Reports on Form 8-K, which we filed with the SEC on January 25, 2005, February 11, 2005, March 8, 2005, March 29, 2005, April 27, 2005, April 28, 2005, May 13, 2005, June 13, 2005, June 16, 2005, September 1, 2005, September 9, 2005, November 30, 2005, December 2, 2005, December 14, 2005, December 20, 2005, January 9, 2006, January 12, 2006 and January 24, 2006;

•	our Current Report on Form 8-K/A, which we filed with the SEC on January 27, 2006;

•	those portions of our definitive Proxy Statement for the 2005 Annual Meeting of Stockholders that are incorporated by reference in our Form 10-K; and

•	the description of our common stock contained in Amendment No. 5 to our Registration Statement on Form 10 (File No. 000-32651) filed on November 19, 2001.

We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of the offering.

You may request a copy of these filings, at no cost, by writing, telephoning or emailing us as follows: Investor Relations, The Nasdaq Stock Market, Inc., One Liberty Plaza, New York, New York 10006, (212) 401-8700, email: investor.relations@nasdaq.com.

THE NASDAQ STOCK MARKET

We are a leading provider of securities listing, trading, and information products and services. Our revenue sources are diverse and include revenues from transaction services, market data products and services, listing fees, and financial products. We operate The Nasdaq Stock Market, the largest electronic equity securities market in the United States, both in terms of number of listed companies and traded share volume. We also operate The Nasdaq Market Center, which provides market participants with the ability to access, process, display and integrate orders and quotes for stocks listed on The Nasdaq Stock Market and other national stock exchanges. We manage, operate and provide our products and services in two business segments, our Issuer Services segment and our Market Services segment.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30,	Year Ended December 31,
	2005(2)	2004(3)	2003(4)	2002	2001	2000(5)
Ratio of Earnings to Fixed Charges (1):	7.23	1.22	(2.48)	6.59	10.80	17.87
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	6.01	0.71	(1.73)	6.59	10.80	17.87

(1)	For purposes of this calculation, earnings are defined as pre-tax income from continuing operations before minority interests plus interest and related expenses. Fixed charges are the sum of interest and related expenses.

(2)	Includes costs of $17.9 million associated with Nasdaq’s 2005 cost reductions.

(3)	Includes costs of $62.6 million associated with Nasdaq’s 2004 cost reductions.

(4)	Includes costs of $97.9 million associated with Nasdaq’s strategic review in 2003.

(5)	Adjusted for cumulative effect of change in accounting principle of $169.0 million.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of securities sold by us for general corporate purposes, which may include acquisitions, repayment of debt, capital expenditures and working capital. When a particular series of securities is offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that the securities are sold by a selling securityholder.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the debt securities, common stock, preferred stock, and warrants that we may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Unless otherwise specified in the applicable prospectus supplement, the trustee under the indentures will be The Bank of New York. The forms of indentures are filed as exhibits to the registration statement of which this prospectus forms a part. We will include in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of The Nasdaq Stock Market, Inc. and will not be guaranteed by any of our subsidiaries. The senior debt securities will rank equally with any of our other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

DESCRIPTION OF COMMON STOCK

General

As of December 31, 2005, we are authorized to issue up to 300,000,000 shares of common stock. Mellon Investor Services is the transfer agent and registrar for our common stock. Shares of common stock are quoted on the Nasdaq National Market under the trading symbol “NDAQ.”

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that any person, other than NASD or any other person as may be approved for such exemption by the board of directors prior to the time such person owns more than 5% of the then outstanding shares of common stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of common stock will be unable to exercise voting rights in respect of any shares in excess of 5% of the then outstanding shares of common stock. At any meeting of our stockholders, a majority of the votes entitled to be cast (currently, the common stock, Series D Preferred Stock and 3.75% convertible subordinated notes due 2012) will constitute a quorum for such meeting. Additionally, in response to the SEC’s concern about a concentration of our ownership, our exchange registration application includes a rule that, effective upon exchange registration, prohibits any member of Nasdaq or a person associated with such member from beneficially owning more than 5% of the outstanding shares of common stock.

Under the certificate of incorporation, our board of directors may waive the application of the 5% voting limitation to persons other than brokers, dealers, their affiliates, and persons subject to statutory disqualification under Section 3(a)(39) of the Exchange Act. In the event that the board of directors approves an exemption from the 5% voting limitation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, we have agreed to grant Hellman & Friedman and Silver Lake Partners, holders of our 3.75% convertible subordinated notes, a comparable exemption from such limitation and to use our best efforts to obtain SEC concurrence of such exemption. At our 2005 Annual Meeting of Stockholders, stockholders approved an amendment to the certificate of incorporation granting each of the holders of the convertible notes the right to vote with the holders of common stock and Series D Preferred Stock on matters submitted to a vote of stockholders, subject to the 5% voting limitation.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for them. In the event of liquidation, dissolution, or winding-up of Nasdaq, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. We have not declared or paid cash dividends on our common stock. We currently do not intend to pay any cash dividends on our common stock. Rather, we currently plan to retain any future earnings for funding our growth. Future dividends, if any, will be determined by our board of directors.

This summary is not meant to be complete. You should refer to the applicable provision of our charter and by-laws and to Delaware corporate law for a complete statement of the terms and rights of our common stock.

DESCRIPTION OF PREFERRED STOCK

The board of directors may provide by resolution for the issuance of preferred stock, in one or more series, and to fix the powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof, of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund provisions, if any, and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

We will include in a prospectus supplement the terms relating to any series of preferred stock being offered. These terms will include some or all of the following:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	a discussion of any material U.S. federal income tax considerations applicable to the preferred stock being offered;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution, or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

•	any additional rights, preferences, qualifications, limitations, and restrictions of the series.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and unless otherwise indicated in the applicable prospectus supplement, the validity of those securities will be passed upon for The Nasdaq Stock Market, Inc. by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of The Nasdaq Stock Market, Inc. appearing in The Nasdaq Stock Market, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein), and The Nasdaq Stock Market, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein (which did not include an evaluation of the internal control over financial reporting of Toll Associates LLC), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Toll Associates LLC from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Toll Associates LLC as of December 31, 2004 and for the period September 7, 2004 through December 31, 2004, have been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference.

The audited historical consolidated financial statements of Instinet Group Incorporated included in Exhibit 99.1 of The Nasdaq Stock Market, Inc.’s Current Report on Form 8-K/A dated January 27, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

13,892,810 Shares

The Nasdaq Stock Market, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

JPMorgan

Credit Suisse

Thomas Weisel Partners LLC

Citigroup

Friedman Billings Ramsey

Keefe, Bruyette & Woods

Sandler O’Neill & Partners, L.P.

                    , 2006